SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2009 and on September 30, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited Financial Statements

corresponding to the three-month periods

ended September 30, 2009 and 2008

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Index

Presentation

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Cash Flow

Notes to the Consolidated Financial Statements

Balance Sheet

Statement of Income

Statement of Changes in Shareholders’ Equity

Statement of Cash Flow

Notes to the Financial Statements

Schedules

Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations

Business Highlights

Report of Independent Auditors

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Free Translation from the original prepared in Spanish for the publication in Argentina

Consolidated Unaudited Financial Statements

corresponding to the three-month periods

ended September 30, 2009 and 2008

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 75 started on July 1, 2009

Unaudited Financial Statements for the period ended September 30, 2009

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from the original prepared in spanish

for publication in Argentina

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the Consolidated Unaudited Financial Statements

CAPITAL STATUS (Note 3 of basic unaudited financial statements)
SHARES
Type of stock	Authorized	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,538,610	501,538,610	501,538,610

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of September 30, 2009 and 2008 and June 30, 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2009 (Notes 1, and 2)	June 30, 2009 (Notes 1, and 2)	September 30, 2008 (Notes 1, and 2)		September 30, 2009 (Notes 1, and 2)	June 30, 2009 (Notes 1 and 2)	September 30, 2008 (Notes 1 and 2)

ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 4.a.)	95,263	82,459	29,737	Trade accounts payable (Note 4.i.)	313,600	339,894	43,293
Investments (Note 4.b.)	325,687	345,541	299,947	Mortgages payable (Note 4.j.)	—	1,930	—
Trade accounts receivable, net (Note 4.c.)	269,445	303,095	41,331	Short-term debt (Note 4.k.)	583,167	536,888	106,580
Other receivables (Note 4.d.)	246,225	287,363	84,011	Salaries and social security payable (Note 4.l.)	37,521	41,754	4,360
Inventories (Note 4.e.)	133,815	139,197	89,847	Taxes payable (Note 4.m.)	145,834	155,952	12,206

Total Current Assets	1,070,435	1,157,655	544,873	Advances from customers (Note 4.n.)	116,507	97,386	—

				Other liabilities (Note 4.o.)	54,517	136,057	20,999
				Provisions for lawsuits and contingencies (Note 4.p.)	2,434	4,051	—

				Total Current Liabilities	1,253,580	1,313,912	187,438

				Non-Current Liabilities
Non-Current Assets				Trade accounts payable (Note 4.i.)	79,810	89,193	—
Trade accounts receivable (Note 4.c.)	18,361	9,230	5,910	Mortgages payable (Note 4.j.)	985	—	—
Other receivables (Note 4.d.)	212,508	242,592	35,561	Advances from customers (Note 4.n.)	162,095	150,357	—
Inventories (Note 4.e.)	268,952	251,529	70,882	Long-term debt (Note 4.k.)	878,519	866,700	—
Investments on controlled and related companies (Note 4.b.)	1,563,716	1,337,390	1,180,705	Taxes payable (Note 4.m.)	211,702	224,529	42,979
Other investments (Note 4.b.)	8,974	21,215	111	Other liabilities (Note 4.o.)	82,231	76,676	282
Property and Equipment, net (Note 4.f.)	3,287,352	3,309,998	289,432	Provisions for lawsuits and contingencies (Note 4.p.)	8,455	5,823	1,542

Intangible assets, net (Note 4.g.)	53,505	55,187	22,641	Total Non-Current Liabilities	1,423,797	1,413,278	44,803

Subtotal Non-Current Assets	5,413,368	5,227,141	1,605,242	Total Liabilities	2,677,377	2,727,190	232,241

Goodwill (Note 4.h.)	(414,513)	(408,740)	(222,069)	Minority interest	1,491,629	1,435,982	1,211

Total Non-Current Assets	4,998,855	4,818,401	1,383,173	SHAREHOLDERS’ EQUITY	1,900,284	1,812,884	1,694,594

Total Assets	6,069,290	5,976,056	1,928,046	Total Liabilities and Shareholders’ Equity	6,069,290	5,976,056	1,928,046

The accompanying notes are an integral part of the consolidated financial statements

Alejandro G. Elsztain

Vice-president II

Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

Corresponding to the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	September 30, 2009	September 30, 2008
Agricultural production income (Note 6)	13,206	14,518
Cost of agricultural production (Note 6)	(22,388)	(16,633)

Production Profit – Agricultural	(9,182)	(2,115)

Sales - crops, beef cattle, milk and others (Note 6)	62,631	74,670
Cost of sales - crops, beef cattle, milk and others (Note 6)	(56,734)	(62,121)

Sales profit – Agricultural business	5,897	12,549

Sales and development of properties (Note 6)	36,339	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 6)	230,711	—
Cost of sales and development of properties (Note 6)	(14,887)	—
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 6)	(97,211)	—

Sales profit – Real estate business	154,952	—

Gross (loss) profit - Agricultural business	(3,285)	10,434

Gross profit - Real estate business	154,952	—

Gross profit	151,667	10,434

Selling expenses	(50,922)	(7,842)
Administrative expenses	(47,212)	(6,353)
Gain from recognition of inventories at net realizable value	10,946	—
Unrealized gain (loss) on inventories (Note 4.q.)	2,287	(4,271)
Net income from retained interest in securitized receivables of Tarjeta Shopping	23,509	—

Operating gain (loss)	90,275	(8,032)

Amortization of negative goodwill	10,127	3,000
Financial results
Generated by assets:
Exchange gains and discounts	4,098	12,884
Conversion differences	683	—
Interest income	4,600	1,615
Gain on hedging operations	2,808	2,473
Tax on bank account operations	(1,731)	(1,725)
Loss on financial operations	6,461	1,292
Others	5	170

Subtotal	16,924	16,709

Generated by liabilities:
Loans and convertible notes	(47,407)	(5,291)
Others	(437)	(285)
Exchange loss and discounts	(11,528)	(4,958)

Subtotal	(59,372)	(10,534)

Financial results, net	(42,448)	6,175

Gain (loss) on equity investees	93,576	(37,061)
Other income and expenses (Note 4.r.)	(6,098)	(1,976)
Management fee	(6,803)	—

Net income (loss) before income tax and minority interest	138,629	(37,894)

Income tax and minimum presumed income tax	(15,376)	546
Minority interest	(61,426)	(51)

Net income (loss) for the period	61,827	(37,399)

Earnings per share:
Basic net gain per share (Note 5)	0.13	(0.07)
Diluted net gain per share (Note 5)	0.12	(0.07)

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G. Elsztain

Vice-president II

Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Corresponding to the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	September 30, 2009	September 30, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	211,676	521,086
Cash and cash equivalents at the end of the period	198,340	319,526

Net decrease in cash and cash equivalents	(13,336)	(201,560)

Causes of changes in cash and cash equivalents
Operating activities
Income (loss) for the period	61,827	(37,399)
Income tax	15,376	(546)
Adjustments made to reach net cash flow from operating activities
(Gain) loss on equity investees	(93,576)	37,061
Minority interest	61,426	51
Increase in allowances, provisions and accruals	16,861	787
Depreciation and amortization	44,525	1,838
Unrealized (gain) loss on Inventories	(2,287)	4,271
Financial results	(18,610)	1,774
Loss (gain) from sales of fixed assets	1,491	(112)
Adjustment valuation to net realizable value in other assets	(10,946)	—
Amortization of goodwill	(10,127)	(3,000)
Changes in operating assets and liabilities
Decrease in current investments	18,014	69
Decrease (increase) in trade accounts receivable, leases and services	22,156	(183)
Decrease (increase) in other receivables	40,147	(37,255)
Decrease in inventories	10,205	22,436
Increase in intangible assets	(612)	—
(Decrease) increase in social security payables, taxes payable and advances from customers	(5,439)	1,540
Decrease in trade accounts payable	(50,083)	(6,137)
Dividends collected	117	159
(Decrease) Increase in accrued interest	(2,930)	5,253
(Decrease) increase in other liabilities	(59,689)	4,341

Cash flows provided by (applied to) operating activities	37,846	(5,052)

Investing activities
Increase in interest in equity method investees (except IRSA)	(56,189)	(76,505)
Acquisition and upgrading of fixed assets	(31,678)	(24,296)
Trade receivables of fixed assets collected	2,429	2,930
Gain on the sales of fixed assets	—	1,215
Purchase of undeveloped parcels of lands and other non-current investments	5,467	—
Loans granted	(1,326)	—

Cash flows applied to investing activities	(81,297)	(96,656)

Financing activities
Exercise of warrants and options	—	23
Issuance of non-convertible notes	49,469	—
Increase in loans	20,074	6,173
Decrease in loans	(45,891)	(100,446)
Repurchase of treasury stock	—	(5,602)
Increase in minority interest	6,463	—

Cash flows provided by (applied to) financing activities	30,115	(99,852)

Net decrease in cash and cash equivalents	(13,336)	(201,560)

Alejandro G. Elsztain

Vice-president II

Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Corresponding to the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	September 30, 2009	September 30, 2008
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	244	202
Acquisition of subsidiary companies through a decrease of other receivables	8,838	—
Repurchase of treasury stock unpaid	—	1,675
Increase in fixed assets through an increase in trade accounts payable	174	—
Increase (decrease) in non-current investments by transitory conversion differences	26,447	(23,091)
Financial costs capitalized in fixed assets	1,963	—
Increase in permanent investments through an increase in long-term debts	34,243	—
Increase in inventory through a decrease in property and equipment	8,644	—
Issuance of certificates of participation	4,580	—
Acquisition of subsidiary companies through an increase of current other debts	—	13,423

Complementary information
Interest paid	41,341	2,227
Income tax paid	4,026	1,524

Alejandro G. Elsztain

Vice-president II

Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Corresponding to the three-month periods beginning on July 1, 2009 and 2008 and ended September 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), the Balance Sheet as of September 30, 2009 and 2008 and the Statements of Income and the Statements of Cash Flows for the periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

During the semester ended December 31, 2008, the Company acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounted to 54.01%, therefore, from October 1, 2008, the Company began to consolidate the financial statements of IRSA in accordance with Technical Resolution No. 21.

The consolidated financial statements as of September 30, 2008 disclosed in comparative balances do not include information consolidated with IRSA (See Note 18).

The financial statements as of September 30, 2009 and 2008 of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.), FyO Trading S.A., Agrology S.A. and IRSA Inversiones y Representaciones Sociedad Anónima have been used in order to determine line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2009 and September 30, 2008.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos. Figures expressed in United States dollars (US$), are presented in million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
IRSA Inversiones y Representaciones Sociedad Anónima	50.23	57.12	(1)

Inversiones Ganaderas S.A.	100.00	100.00

Futuros y Opciones.Com S.A. (“FyO.com”)	66.20	66.20

Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	90.00	100.00	(2)

Agrology S.A.	97.00	100.00	(2)

FyO Trading S.A.	3.63	67.43	(3)

(1)	Includes interests in participations of Agrology S.A.
(2)	Includes interests in participations of Inversiones Ganaderas S.A.
(3)	Includes interests in participations of Futuros y Opciones.Com S.A.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a) Revenue recognition

•	Real Estate Business

1)	Revenue recognition of IRSA Inversiones y Representaciones Sociedad Anónima

•	Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the IRSA’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

2)	Revenue recognition of Alto Palermo S.A. (APSA)

•	Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period whether collection has or has not been made.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has an interest of 100%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

3)	Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 6.

b) Cash and Banks

•	Real Estate Business

The available cash has been computed at its face value.

c) Inventories

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.c. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

IRSA has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

d) Non-current investments

•	Real Estate Business

a.	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as IRSA will hold them to maturity.

b.	Investments in subsidiaries and equity investments:

Long term investments in subsidiaries and equity investments, have been valued by using the equity method of accounting based on the financial statements at September 30, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by IRSA. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

c.	Banco Hipotecario S.A. and Banco de Crédito y Securitización:

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

d.	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the IRSA’s operations in relation to its holding of shares pertaining to the investment in Metropolitan whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy respect to the IRSA’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

The Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the period. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption in the line “Cumulative Translation Adjustment” and they amounted to Ps. 14,133 as of September 30, 2009.

e.	Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.c. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of de period/year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

e) Business combinations

•	Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution No. 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

f) Property and equipment, net

•	Agricultural Business

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) (ANTA).

ANTA former Board of Directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320.

Depreciation for the period was calculated based on the remaining concession term.

Other considerations – concessions granted

Among other goods and rights ANTA has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 12 was renegotiated.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA Inversiones y Representaciones Sociedad Anónima.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.c. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the period/year. IRSA capitalizes the financial accrued costs associated with long-term construction projects. During the year ended June 30, 2009, financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.c. to the basic financial statements, less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Assets	Estimated useful life (years) on contract basis

Leasehold improvements

Furniture and fixtures	10

Vehicles	5

Machinery and equipment	10

Computer equipment	3

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

g) Intangible assets

•	Agricultural Business

Related to the concession right mentioned in Note 3.f.

The amortization of the concession right of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) is calculated according to its duration, whose remaining time is 30 years.

•	Real Estate Business

Intangible assets are carried at cost restated as mentioned in Note 1.c. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

•	Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

•	The value of the intangible assets does not exceed their estimated recoverable value at the end of the period/year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

h) Goodwill

•	Real Estate Business

ii.	Negative goodwill: Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the Statements of Income for the same periods in which such losses are incurred (b) the amount not in excess of the equity interest over the non-monetary assets of the issue will be recognized as negative goodwill (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase.

Goodwill has been restated following the guidelines mentioned in Note 1.c. to the basic financial statements and amortization has been calculated by the straight-line method based on estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Fibesa S.A., Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G. (“Empalme”) and Mendoza Plaza Shopping S.A. (through APSA).

Goodwill related to the subsidiary Tarshop S.A., (through APSA), has been determined due to an increase in the equity interest that took place during the fiscal year ended June 30, 2009. Such goodwill is amortized by the straight-line method over a 12 years period.

iii.	Positive Goodwill: the goodwill represents the excess of the acquisition cost over the net assets current value of the business acquired to the share percentage.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of negative goodwill” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at the end of the period.

i. Customer advances

•	Real Estate Business

Customer advances represent payments received in advance in connection with the sale and rent of properties and has been valued according to the amount of money received.

j) Allowances

•	Real Estate Business

Allowance for doubtful accounts: IRSA Inversiones y Representaciones Sociedad Anónima allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA Inversiones y Representaciones Sociedad Anónima will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: IRSA Inversiones y Representaciones Sociedad Anónima regularly asses its non-current assets for recoverability at the end of every period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

IRSA Inversiones y Representaciones Sociedad Anónima has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA Inversiones y Representaciones Sociedad Anónima makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA Inversiones y Representaciones Sociedad Anónima records the corresponding reversals of impairment loss as required by accounting standards.

The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” in the Statement of Income, in case of correspond.

For lawsuits: IRSA Inversiones y Representaciones Sociedad Anónima has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA Inversiones y Representaciones Sociedad Anónima accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA Inversiones y Representaciones Sociedad Anónima’s estimates of the outcomes of these matters and IRSA Inversiones y Representaciones Sociedad Anónima’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA Inversiones y Representaciones Sociedad Anónima’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Inversiones y Representaciones Sociedad Anónima Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

k) Liabilities in kind related to barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. IRSA Inversiones and

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3: (continued)

Representaciones Sociedad Anónima estimate that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

l) Deferred financing cost

•	Real Estate Business

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

As of September 30, 2009 and 2008 and as of June 30, 2009 the principal items of the financial statements are as follow:

a. Cash and banks

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Cash	3,665	3,406	145
Foreign currency	1,261	579	21
Banks in local currency	19,912	24,523	3,227
Banks in foreign currency	66,487	51,200	24,359
Checks to be deposited	3,938	2,751	1,985

	95,263	82,459	29,737

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

b. Investments

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Current
Investments
Mutual Funds (2)	142,525	150,850	289,789
Time deposits	—	15,156	—
Government Bonds, Bonds and Notes (1)
- Pre 2009 bonds	—	10,108	—
- Pro 2012 bonds	—	3,987	—
- Participation trust certificates	10,467	16,490	—
- Certificates of participation - Tarshop Trust	182,442	136,231	—
- Allowance for impairment of investments	(11,444)	(10,198)	—
- Non-convertible Notes IRSA 2017 (US$)	—	—	9,497
- Global 2010 bonds	133	67	101
- Bocon Pro 1	1	1	1
- Mortgage Bonds	1,511	1,198	559
Public shares (1)	—	21,603	—
Others investments (1)	52	48	—

	325,687	345,541	299,947

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of September 30 and June 30, 2009 includes Ps. 42,448 and Ps. 36,789 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

	September 30, 2009	June 30, 2009	September 30, 2008

Non-current

Investment on equity investees Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.
Shares	8,682	9,024	8,968
Higher property value	11,179	11,179	11,179

	19,861	20,203	20,147

Cactus Argentina S.A.

Shares	18,553	10,032	7,084

Goodwill	4,015	4,015	—

	22,568	14,047	7,084

Exportaciones Agroindustriales Argentinas S.A.

Shares	99	99	242

	99	99	242

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

	September 30, 2009	June 30, 2009	September 30, 2008

IRSA Inversiones y Representaciones Sociedad Anónima
Shares	—	—	885,370
Higher values	—	—	122,211

		—	1,007,581

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
Shares	245,759	220,709	134,923
Higher values (1)	6,887	6,887	6,887
Goodwill	3,841	3,841	3,841
Negative Goodwill	(18,035)	(19,163)	—

	238,452	212,274	145,651

Banco Hipotecario S.A.
Shares	647,224	516,097	—
Higher values (2)	12,370	13,871	—
Goodwill	20,824	21,152	—

	680,418	551,120	—

(1)	Corresponds to Ps. 10,596 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 292 of higher value intangible assets, Ps. 29,726 of lower value trade account payables and Ps. (19,373) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 1,725 of IRSA Inversiones y Representaciones Sociedad Anónima.

Banco Crédito y Securitización S.A.
Shares	5,611	5,127	—

	5,611	5,127	—

Manibil S.A.
Shares	26,176	25,322	—
Goodwill	10	10	—

	26,186	25,332	—

Hersha Hospitality Trust
Shares	60,003	—	—

	60,003	—	—

Advances for shares purchases	6,277	6,250	—

	6,277	6,250	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

	September 30,	June 30,	September 30,
	2009	2009	2008

Undeveloped parcels of land :
- Santa Maria del Plata	204,097	203,584	—
- Puerto Retiro (1)	66,409	66,331	—
- Plot of Land Berutti (2)	14,491	54,018	—
- Plot of Land Caballito	40,626	40,626	—
- Patio Olmos (3)	33,218	33,218	—
- Pereiraola	24,157	24,157	—
- Torres de Rosario	19,048	18,641	—
- Espacio Aereo Coto (5)	14,770	14,672	—
- Plot of Land Zetol (4)	1,774	13,116	—
- Canteras Natal Crespo	6,466	6,465	—
- Pilar	4,066	4,066	—
- Torres Jardin IV	3,038	3,038	—
- Plot of Land Vista al Muelle (4)	52,794	1,739	—
- Other undeveloped parcels of land	19,287	19,267	—

	504,241	502,938	—

	1,563,716	1,337,390	1,180,705

(1) (2) (3) (4) (5)

Note 8.B.1.a. to the consolidated financial statements

Note 10.B.2.c. to the consolidated financial statements

Note 10.B.2.a. to the consolidated financial statements

Note 9.B.1.f. to the consolidated financial statements

Note 10.B.2.e. to the consolidated financial statements

Other Investments

Certificates of participation - Tarshop S.A. Trust	9,413	22,900	—
Allowance for impairment of investments	(645)	(1,891)	—
MAT	90	90	90
Coprolán	21	21	21
Other investments	95	95	—

	8,974	21,215	111

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

c. Trade accounts receivable

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Debtors from Tarjeta Shopping	93,661	141,570	—
Leases and services receivables	70,776	75,077	—
Collections to be deposited	69,666	62,230	—
Debtors from expenses and collective promotion fund	31,376	37,725	—
Debtors from leases under legal proceedings	37,156	34,583	—
Trade accounts receivable – agricultural business	28,252	25,106	33,176
Debtors from sale of real estate	12,044	15,681	5,815
Accounts receivable in foreign currency	18,699	15,477	1,835
Debtors from hotel activities	10,172	7,713	—
Documents receivable	8,797	7,461	—
Debtors from Tarjeta Shopping – collection agents	2,098	5,070	—
Debtors under legal proceedings and past due debts	994	1,320	—
Credit cards receivable	1,375	1,161	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 s.)	4,811	2,400	970
Less:
Allowance for doubtful accounts	(120,432)	(129,479)	(465)

	269,445	303,095	41,331

Non-current
Debtors from Tarjeta Shopping	13,842	6,490	—
Leases and services receivables	6,305	2,691	—
Trade accounts receivable – real estate	149	2,306	5,535
Debtors from sale in foreign currency	—	451	375
Less:
Allowance for doubtful accounts	(1,935)	(2,708)	—

	18,361	9,230	5,910

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

d. Other receivables

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Call Option Metropolitan 885 Third Ave. LLC	45,909	44,877	—
Receivables from the sale of shares (1)	34,971	34,553	—
Outstanding VAT	44,719	32,601	20,878
Financial operations to liquidate	—	—	2,473
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	10,273	89.925	5,582
Prepaid expenses	26,979	25,869	222
Income tax advances and tax credit	17,940	21,987	13,572
Trust programs account receivables	6,565	6,782	—
Loans granted	7,693	5,424	—
Guarantee of defaulted credits	3,883	4,206	—
Outstanding tax on sales	4,077	3,318	292
Receivable for services of third offered in Tarshop’ business	2,847	2,746	—
Guarantee deposits and premiums	2,369	1,490	345
Pre-paid insurance	81	1,489	—
Tax on minimum presumed income	7,438	923	52
Premiums collected	212	743	6,881
Other tax credit	202	171	241
Prepaid leases	15,176	75	30,549
Expenses to be recovered	4,633	47	—
Receivables from stock holders in related companies	—	29	—
Others	10,258	10,108	2,924

	246,225	287,363	84,011

(1)	In June, 2007 IRSA sold 10% of the shareholding in Solares de Santa Maria S.A. for US$ 10.6 million (on such date IRSA collected US$ 1.6 million of such amount). The balance will become due in December, 2009 and it is supported by a pledge in favor of IRSA.

Non-current
Deferred tax	60,959	78,285	3,097
Tax on minimum presumed income	57,715	65,967	20,159
Outstanding VAT	63,051	65,575	12,305
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	23,189	22,513	—
Prepaid expenses	3,684	3,958	—
Mortgages receivables under legal proceeding	—	2,208	—
Allowance for doubtful accounts	—	(2,208)	—
Outstanding gross sales tax payable and others	2,067	1,989	—
Trust programs account receivables	78	999	—
Guarantee deposits	—	380	—
Income tax advances	—	109	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

	September 30,	June 30,	September 30,
	2009	2009	2008
Prepaid leases	—	33	—
Others	1,765	2,784	—

	212,508	242,592	35,561

e. Inventories

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Agricultural business
Crops	21,513	49,258	24,355
Materials and others	47,078	26,898	35,160
Beef cattle	21,753	18,279	15,767
Unharvested crops	12,966	13,006	12,378
Seeds and fodder	2,111	2,864	2,187
Real estate business
Credit from barter transaction of Terreno Caballito (Koad) (1)	19,758	19,222	—
Abril/ Baldovinos	2,112	3,035	—
Inventories (hotel business)	2,660	2,676	—
Credit from barter Benavídez	2,141	2,119	—
Other inventories	1,224	1,273	—
San Martin de Tours	431	431	—
Credit from barter transaction of Dique III	—	68	—
Torres Jardin	68	68	—

	133,815	139,197	89,847

Non-Current
Agricultural Business
Beef cattle	72,174	77,828	70,882
Real estate business
Horizons	131,315	109,144	—
Credit from barter of Caballito (Cyrsa) (1)	23,138	23,099	—
Credit from barter of Caballito (Koad)	15,080	14,324	—
Credit from barter Rosario	11,121	11,121	—
Credit from barter Benavídez	9,611	9,633	—
Caballito land	4,429	4,429	—
Project Abasto (Cyrsa)	—	1,098	—
Abril/ Baldovinos	824	768	—
Cruceros Buildings	6	25	—
San Martin de Tours	4	3	—
Other inventories	1,250	57	—

	268,952	251,529	70,882

(1)	See note 10.B.1.c. to the consolidated financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

f. Property and equipment

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Agricultural business	441,648	430,529	289,432
Real estate business
Shopping Center	1,603,485	1,453,747	—
Office buildings (1)	988,109	1,153,207	—
Hotels (2)	213,912	217,437	—
Other fixed assets	31,763	51,452	—
Commercial real state	8,435	3,626	—

	3,287,352	3,309,998	289,432

(1)	See note 10.B.1. a. b. and d., to the consolidated financial statements.
(2)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

g. Intangible assets

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Concession rights	21,888	22,076	22,641
Saving expenses of contracts in acquired leases	13,108	13,897	—
Pre-operating expenses	15,400	16,038	—
Tarshop’s customers	2,829	2,902	—
Trademarks	280	274	—

	53,505	55,187	22,641

h. Goodwill

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Goodwill
IRSA Inversiones y Representaciones Sociedad Anónima	41,529	41,995	12,596
Alto Palermo S.A.	20,313	20,670	—
Tarshop S.A.	6,743	6,897	—
Torre Bank Boston	5,846	5,899	—
Della Paolera 265 y Museo Renault	3,235	3,276	—
Fibesa S.A.	1,882	2,395	—

Negative goodwill
IRSA Inversiones y Representaciones Sociedad Anónima	(391,511)	(385,809)	(234,665)
Alto Palermo S.A.	(45,585)	(46,317)	—
Palermo Invest S.A.	(41,816)	(42,291)	—
Empalme S.A.I.C.F.A. y G.	(8,926)	(9,084)	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

	September 30,	June 30,	September 30,
	2009	2009	2008
Mendoza Plaza Shopping S.A.	(5,905)	(5,988)	—
Emprendimiento Recoleta S.A.	(318)	(336)	—
Tyrus S.A.	—	(47)	—

	(414,513)	(408,740)	(222,069)

i. Trade accounts payable

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Suppliers	171,021	191,122	25,494
Accrual	101,862	104,421	16,195
Debt related to purchase of establishment	36,363	35,098	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	3,153	6,961	1,592
Accrual for harvest expenses	164	1,253	12
Others	1,037	1,039	—

	313,600	339,894	43,293

Non-Current
Suppliers (1)	57,128	58,862	—
Debt related to purchase of establishment	22,682	21,893	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	8,438	—

	79,810	89,193	—

(1)	Includes as of September 30, 2009 and June 30, 2009 non current Ps. 46,451 corresponding to the liabilities in kind associated to the acquisition of properties in Vicente Lopez

j. Mortgage payable

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Mortgage payable Bariloche plots of land (1)	—	1,930	—

	—	1,930	—

Current
Mortgage payable Bariloche plots of land (1)	985	—	—

	985	—	—

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

k. Short-term and long-term debts

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Bank loans	342,430	366,395	88,841
Foreign financial entities	1,297	788	25,080
Guarantee paid	—	—	(10,523)
Bank loans – Accrued interest	5,113	3,782	2,922
Foreign Bank loans – Accrued interest	—	—	260
Overdraft	81,747	90,539	—
Seller financing	59,546	28,895	—
Convertible Notes - IRSA 2017 interest (1)	6,361	15,714	—
Expenses for issuance of debt – Non Convertible Notes IRSA 2017 (1)	(875)	(875)	—
Convertible Notes Class I	15,500	—	—
Convertible Notes Class II	34,461	—	—
Expenses for issuance of Convertible Notes	(500)	—	—
Interest payable Covertible Notes	252	—	—
Convertible Notes – APSA US$ 120 M. – Interest	8,314	2,954	—
Expenses for issuance of debt –APSA US$ 120 M.	(483)	(483)	—
APSA 2014 Convertible Notes - Accrued interest	1,174	2,610	—
Convertible Notes – APSA US$ 154 M. – Capital	26,470	26,470	—
Convertible Notes – APSA US$ 154 M. – Interest	2,645	449	—
Expenses for issuance of debt –APSA US$ 154 M.	(285)	(350)	—

	583,167	536,888	106,580

Non-Current
Non-Convertible Notes IRSA 2017 (1)	432,223	426,282	—
Expenses for issuance of debt – Non-Convertible Notes IRSA 2017 (1)	(4,178)	(4,350)	—
Convertible Notes – APSA US$ 120 M.	255,938	252,303	—
Expenses for issuance of debt – APSA US$ 120 M.	(1,605)	(1,791)	—
Financial loans	77,488	76,611	—
APSA 2014 Convertible Notes	59,399	58,679	—
Convertible Notes – APSA US$ 154 M.	50,722	50,512	—
Seller financing	8,647	8,610	—
Expenses for issuance of debt – APSA US$ 154 M.	(115)	(156)	—

	878,519	866,700	—

(1)	Note 14 A.1.a to the consolidated financial statements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

l. Salaries and social security payable

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Accrual for vacation and legal bonus	22,110	30,677	2,384
Social security taxes payable	12,857	10,188	1,393
Health care payable	—	—	575
Salaries payable	529	299	—
Others	2,025	590	8

	37,521	41,754	4,360

m. Taxes payable

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Value added tax	46,374	44,290	—
VAT – Plan of facilities	37,428	31,437	—
Income taxes – Plan of facilities	13,083	23,193	—
Tax on minimum presumed income	16,179	20,345	7,615
Allowance – Income tax	6,070	14,291	383
Tax on personal assets	5,822	5,096	2,120
Allowance – Gross sales tax payable	4,350	4,952	320
Taxes withheld – Income tax	8,481	3,221	1,625
Minimum presumed income – Plan of facilities	482	1,137	—
VAT withholdings	444	824	61
Gross sales tax withholdings and payments	371	373	20
Property tax payable	212	208	47
Gross sales tax payable- Plan of facilities	458	140	—
Others	6,080	6,445	15

	145,834	155,952	12,206

Non-current
Deferred income tax	179,736	197,473	42,979
Income Tax	1,492	—	—
Tax moratorium – Income tax payable	20,333	20,704	—
Tax moratorium – Personal assets	2,620	2,773	—
Gross sales tax payable	1,138	1,138	—
Gross sales tax payable- Plan of facilities	2,234	2,433	—
Tax on minimum presumed income	4,149	8	—

	211,702	224,529	42,979

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

n. Advances from customers

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Admission rights	47,234	45,935	—
Advanced payments from customers	47,439	30,601	—
Leases and service advances (1)	21,834	20,850	—

	116,507	97,386	—

Non-current
Admission rights	61,463	60,626	—
Advanced payments from customers	64,419	56,822	—
Leases and service advances(1)	36,213	32,909	—

	162,095	150,357	—

(1)	See note 15.B.2.a to the consolidated financial statements.
(a)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,085 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual LIBO rate added 2-2.25 points. As of September 30, 2009 the semiannual LIBO rate was 0.632%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.

In addition includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G. See note 24 B.1.

(b)	As of September 30, 2009 and 2008 includes advances of Ps. 12,221 and Ps. 8,122 respectively, received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

o. Other liabilities

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Lowest value of acquired contracts	14,544	18,711	—
Payables to Nationals Park Administration	10,175	10,223	—
Debt related to purchase of investment	4,658	—	15,099
Guarantee deposits	4,739	5,228	—
Commitment to provide	2,298	2,270	—
Directors	4,751	2,247	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	1,075	88,092	1,397
Loans with shareholders of related parties	2,265	837	—
Premium collected	362	543	4,150
Operations of forward contracts to liquidate	—	243	—
Provision for management agreement	586	—	—
Contributed leasehold improvements to be accrued and unrealized gains	524	524	54
Mortgage with Futuros y Opciones.Com S.A.’s minority shareholder	134	134	134
Others	8,406	7,005	165

	54,517	136,057	20,999

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

	September 30,	June 30,	September 30,
	2009	2009	2008
Non-current
Loans with shareholders of related parties	63,315	47,388	—
Contributed leasehold improvements to be accrued and unrealized gains	10,073	10,203	282
Guarantee deposits	4,711	4,713	—
Guarantee deposits – Directors	20	—	—
Debts for the purchase of farm	—	4,556	—
Commitment to provide	—	3,425	—
Lowest value of acquired contracts	378	1,308	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	20	—
Others	3,734	5,063	—

	82,231	76,676	282

p. Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	September 30,	June 30,	September 30,
	2009	2009	2008

Current
Law contingencies for pending lawsuits	2,434	4,051	—

	2,434	4,051	—

Non-current
Law contingencies for pending lawsuits	8,455	5,823	1,542

	8,455	5,823	1,542

q. Unrealized gain (loss) on inventories

The breakdown for this item is as follow:

	September 30,	September 30,
	2009	2008

Unrealized gain (loss) on inventories- Beef cattle	28	(1,111)
Unrealized gain on inventories – Crops, raw materials and MAT	2,259	—
Loss for operations and holding of real estate assets	—	(3,160)

Total unrealized gain (loss) on inventories	2,287	(4,271)

r. Other income and expenses, net

The breakdown for this item is as follow:

	September 30,	September 30,
	2009	2008

Other Income
Lawsuits contingencies	28	—
Recovery of allowance for doubtful accounts and lawsuits	73	—
Gains on the sale of other fixed assets	—	111
Others	569	33

Sub-total Other Income	670	144

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

	September 30,	September 30,
	2009	2008
Other Expenses
Tax on shareholders’ personal assets	(3,439)	(2,120)
Unrecoverable VAT receivable	(130)	—
Donations	(1,532)	—
Others	(1,667)	—

Sub-total Other Expenses	(6,768)	(2,120)

Total Other Income and Expenses, net	(6,098)	(1,976)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

s. Companies under Law No. 19,550 Section 33 and others related parties:

Balances as of September 30, 2009, compared to the balances as of June 30, 2009 and September 30, 2008, as well as the Statement of income for the three-month periods ended September 30, 2009 and 2008, held with related companies, persons and shareholders are as follows:

Companies	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) as of
			September 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
Shareholders in general	Shareholders	Others income and expenses, current tax on personal assets	(116)	—	—	—	—
Agro – Uranga S.A.	Related party	Current trade accounts payable	—	—	(246)	(45)	—
Agro – Uranga S.A.	Related party	Current other receivables	—	—	—	39	—
Agro – Uranga S.A.	Related party	Others	7	215	—	—	—
Alto Palermo S.A.	Subsidiary	Current trade accounts payable	—	—	—	—	759
Alto Palermo S.A.	Subsidiary	Sales and fees for shared services	(89)	(192)	—	—	—
Alto Palermo S.A.	Subsidiary	Other	—	(3)	—	—	—
Banco Hipotecario S.A.	Related party	Current trade accounts receivable	—	—	131	5	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Current other receivables	—	—	—	—	306
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Administrative services	—	408	—	—	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Current trade accounts receivable	—	—	17	13	—
Cactus Argentina S.A.	Related party	Current trade accounts receivable	—	—	21	25	954
Cactus Argentina S.A.	Related party	Current other receivables	—	—	11	15,031	3,509
Cactus Argentina S.A.	Related party	Current trade accounts payable	—	—	(722)	(13,571)	(230)
Cactus Argentina S.A.	Related party	Other liabilities	—	—	—	(3)	—
Cactus Argentina S.A.	Related party	Beef cattle expenses	(851)	(242)	—	—	—
Cactus Argentina S.A.	Related party	Interest gained	9	118	—	—	—
Cactus Argentina S.A.	Related party	Administrative services	42	44	—	—	—
Cactus Argentina S.A.	Related party	Others	7	269	—	—	—
Canteras Natal Crespo S.A.	Joint control	Current trade accounts receivable	—	—	208	193	—
Canteras Natal Crespo S.A.	Joint control	Current other receivables	—	—	939	864	—
Canteras Natal Crespo S.A.	Joint control	Sales and fees for shared services	12	—	—	—	—
Canteras Natal Crespo S.A.	Joint control	Interest gained	25	—	—	—	—
Consorcio Libertador S.A.	Related party	Current trade accounts receivable	—	—	452	—	—
Consorcio Libertador S.A.	Related party	Current other receivables	—	—	17	532	—
Consorcio Libertador S.A.	Related party	Current trade accounts payable	—	—	(90)	(122)	—
Consorcio Libertador S.A.	Related party	Sales and fees for shared services	6	—	—	—	—
Consorcio Libertador S.A.	Related party	Leases	3	—	—	—	—
Consorcio Dock del Plata	Related party	Current trade accounts receivable	—	—	514	—	—
Consorcio Dock del Plata	Related party	Current other receivables	—	—	50	370	—
Consultores Asset Management S.A.	Related party	Current trade accounts receivable	—	—	701	597	—
Consultores Asset Management S.A.	Related party	Current other receivables	—	—	3	3,826	1,281
Consultores Asset Management S.A.	Related party	Current trade accounts payable	—	—	(10)	(7)	—
Consultores Asset Management S.A.	Related party	Fees	(6,803)	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

Companies	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) as of
			September 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
Cresca S.A.	Related party	Current other receivables	—	—	2,013	—	—
Cresca S.A.	Related party	Current trade accounts receivable	—	—	—	788	—
Cyrsa S.A.	Joint control	Current trade accounts receivable	—	—	1,615	1,530	—
Cyrsa S.A.	Joint control	Current other receivables	—	—	19	20	—
Cyrsa S.A.	Joint control	Current trade accounts payable	—	—	(983)	(560)	(40)
Cyrsa S.A	Joint control	Leases	39	—	—	—	—
Directors	Related party	Current other receivables	—	—	4,747	191	—
Directors	Related party	Current trade accounts payable	—	—	—	(29)	—
Directors	Related party	Current other liabilities	—	—	(4,751)	(426)	(324)
Directors	Related party	Salaries and social security payable	(132)	(127)	—	—	—
Directors	Related party	Interest Lost	(2)	—	—	—	—
Directors	Related party	Fees	(3,041)	—	—	—	—
Dolphin Fund PLC	Related company	Current other receivables	—	—	—	63,560	—
Dolphin Fund PLC	Related company	Current other liabilities	—	—	—	(61,398)	—
Estudio Zang, Bergel & Viñes	Related party	Current other receivables	—	—	29	20	—
Estudio Zang, Bergel & Viñes	Related party	Current trade accounts receivable	—	—	—	2	—
Estudio Zang, Bergel & Viñes	Related party	Current trade accounts payable	—	—	(1,058)	(683)	(485)
Estudio Zang, Bergel & Viñes	Related party	Current other liabilities	—	—	(3)	(3)	—
Estudio Zang, Bergel & Viñes	Related party	Fees	(818)	(540)	—	—	—
Fundación IRSA	Related party	Current trade accounts receivable	—	—	25	22	—
Fundación IRSA	Related party	Current other receivables	—	—	2	3	—
Fundación IRSA	Related party	Trade accounts payable	—	—	—	(259)	(1,072)
Fundación IRSA	Related party	Current other liabilities	—	—	(1,072)	(782)	—
Fundación IRSA	Related party	Others	(137)	—	—	—	—
Inversiones Financieras del Sur S.A.	Shareholders	Current other receivables	—	—	—	39	278
Inversiones Financieras del Sur S.A.	Shareholders	Interest Gained	151	—	—	—	—
Inversiones Financieras del Sur S.A.	Shareholders	Current other liabilities	—	—	—	(25,500)	—
Inversora Bolívar S.A.	Subsidiary	Current trade accounts payable	—	—	—	—	(77)
Inversora Bolívar S.A.	Subsidiary	Others	—	(97)	—	—	—
IRSA Inversiones y Representaciones S.A.	Subsidiary	Current trade accounts payable	—	—	—	—	16
IRSA Inversiones y Representaciones S.A.	Subsidiary	Sales and fees for shared services	229	(14)	—	—	—
IRSA Inversiones y Representaciones S.A.	Subsidiary	Interest Gained	—	304	—	—	—
Metroshop S.A.	Joint control	Current other receivables	—	—	2,265	24,774	—
Metroshop S.A.	Joint control	Non-current other receivables	—	—	23,185	—	—
Metropolitan 885 Third Avenue LLC	Joint control	Current trade accounts receivable	—	—	67	—	—
Museo de los niños	Related party	Current trade accounts payable	—	—	(5)	(5)	—
Museo de los niños	Related party	Current trade accounts receivable	—	—	914	—	—
Museo de los niños	Related party	Other receivables	—	—	—	811	—
Credits to employees	Related party	Interest gained	35	—	—	—	—
Credits to employees	Related party	Current trade accounts receivable	—	—	6	6	—
Credits to employees	Related party	Current other receivables	—	—	156	1,557	208
Credits to employees	Related party	Non-current other receivables	—	—	4	—	—
Credits to employees	Related party	Current trade accounts payable	—	—	(26)	(50)	—
Credits to employees	Related party	Senior management, directors and staff of the company	—	—	—	177	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4: (continued)

			Gain (loss) for the period ended		Assets (liabilities) as of
			September 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
Puerto Retiro S.A.	Joint control	Current trade accounts receivable	—	—	39	7	—
Puerto Retiro S.A.	Joint control	Current other receivables	—	—	13	13	—
Rummaalá S.A.	Joint control	Current trade accounts receivable	—	—	101	—	—
Rummaalá S.A.	Joint control	Current other receivables	—	—	1	22	—
Rummaalá S.A.	Joint control	Current trade accounts payable	—	—	(13)	—	—
Vanker Hills S.A.	Joint control	Current other receivables	—	—	8	—	—
Shopping Alto Palermo S.A.	Subsidiary	Trade accounts payable	—	—	—	—	(1)
Tarshop	Subsidiary	Sales and fees for shared services	33	—	—	—	—

NOTE 5: EARNINGS PER SHARE

Following reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of September 30, 2009 and 2008, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (see Note 15 to the basic financial statements).

	September 30, 2009	September 30, 2008
Weight average of outstanding shares of common stock	471,538,610	501,241,869
Diluted weighted average of shares of common stock	530,781,517	560,484,776

	September 30, 2009	September 30, 2008
Earnings for the calculation of basic earnings per share	61,827	(37,399)
Earnings for the calculation of diluted earnings per share	61,827	(37,399)

BASIC Earnings per share	September 30, 2009	September 30, 2008
Earnings	61,827	(37,399)
Number of shares	471,538,610	501,241,869
Earnings per share	0.13	(0.07)

DILUTED Earnings per share	September 30, 2009	September 30, 2008
Earnings	61,827	(37,399)
Number of shares	530,781,517	560,484,776
Earnings per share	0.12	(0.07)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 6: SEGMENT REPORTING

As of September 30, 2009 :

Description	Agricultural
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating	Subtotal Agricultural business
	Local	International
Production income	5,223	1,134	1,555	5,294	—	—	—	—	13,206
Cost of production	(8,831)	(1,567)	(6,574)	(5,416)	—	—	—	—	(22,388)
Production profit	(3,608)	(433)	(5,019)	(122)	—	—	—	—	(9,182)
Sales	35,341	2,218	6,035	4,693	—	14,344	—	—	62,631
Cost of sales	(33,050)	(1,711)	(5,669)	(4,693)	—	(11,611)	—	—	(56,734)
Sales profit (loss)	2,291	507	366	—	—	2,733	—	—	5,897
(Loss) Gross profit	(1,317)	74	(4,653)	(122)	—	2,733	—	—	(3,285)
Selling expenses	(5,701)	(440)	(366)	(94)	—	(457)	—	—	(7,058)
Administrative expenses	(6,054)	(1,135)	(3,390)	(598)	—	(465)	—	—	(11,642)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—
Unrealized (loss) gain on inventories	2,367	(13)	28	—	—	(95)	—	—	2,287
Net loss in credit card trust Tarshop	—	—	—	—	—	—	—	—	—
Operating result	(10,705)	(1,514)	(8,381)	(814)	—	1,716	—	—	(19,698)
Assets	435,807	278,729	194,153	46,477	22,576	7,880	7,382	121,642	1,114,646
Liabilities	9,387	93,133	1,873	642	716	6,089	—	347,950	459,790
Non-current investments in other companies (1)	17,164	238,452	—	2,697	22,568	99	—	521,161	802,141
Increases and transfers of property and equipment	5,553	3,778	3,777	187	—	201	—	1	13,497
Amortization and depreciation	861	72	470	170	—	140	—	381	2,094

Description	Real estate							Total
	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Sub total real estate business

Production income	—	—	—	—	—	—	—	13,206
Cost of production	—	—	—	—	—	—	—	(22,388)
Production profit	—	—	—	—	—	—	—	(9,182)
Sales	36,339	41,182	117,062	29,233	43,234	—	267,050	329,681
Cost of sales	(14,887)	(8,700)	(38,122)	(22,649)	(27,740)	—	(112,098)	(168,832)
Sales profit (loss)	21,452	32,482	78,940	6,584	15,494	—	154,952	160,849
(Loss) Gross profit	21,452	32,482	78,940	6,584	15,494	—	154,952	151,667
Selling expenses	(1,938)	(2,707)	(7,586)	(3,402)	(28,231)	—	(43,864)	(50,922)
Administrative expenses	(6,148)	(7,761)	(9,753)	(6,447)	(5,165)	(296)	(35,570)	(47,212)
Gain from recognition of inventories at net realizable value	10,946	—	—	—	—	—	10,946	10,946
Unrealized (loss) gain on inventories	—	—	—	—	—	—	—	2,287
Net loss in credit card trust Tarshop	—	—	—	—	23,509	—	23,509	23,509
Operating result	24,312	22,014	61,601	(3,265)	5,607	(296)	109,973	90,275
Assets	552,732	1,030,511	1,860,496	238,076	127,475	1,145,354	4,954,644	6,069,290
Liabilities	289,672	360,801	995,973	202,587	233,456	135,098	2,217,587	2,677,377
Non-current investments in other companies (1)	26,187	—	—	—	—	735,388	761,575	1,563,716
Increases and transfers of property and equipment	—	—	258,999	—	3,635	—	262,634	276,131
Amortization and depreciation	174	6,182	29,939	4,368	1,768	—	42,431	44,525

(1)	Include equity method of BrasilAgro, Cactus, Agro – Uranga, Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A. y Hersha Hospitality Trust.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 6: (continued)

As of Septembre 30, 2008 :

	Agricultural
Description	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non operating	Total
	Local	International
Production income	6,503	—	1,951	6,064	—	—	—	—	14,518
Cost of production	(6,737)	—	(4,904)	(4,992)	—	—	—	—	(16,633)
Production (loss) profit	(234)	—	(2,953)	1,072	—	—	—	—	(2,115)
Sales	50,761	—	5,742	5,308	—	12,859	—	—	74,670
Cost of sales	(41,531)	—	(5,535)	(5,328)	—	(9,727)	—	—	(62,121)
Sales profit (loss)	9,230	—	207	(20)	—	3,132	—	—	12,549
Gross profit	8,996	—	(2,746)	1,052	—	3,132	—	—	10,434
Selling expenses	(6,632)	—	(426)	(54)	—	(730)	—	—	(7,842)
Administrative expenses	(3,507)	—	(2,017)	(282)	—	(547)	—	—	(6,353)
Unrealized loss on inventories	(3,160)	—	(1,111)	—	—	—	—	—	(4,271)
Operating result	(4,303)	—	(6,300)	716	—	1,855	—	—	(8,032)

Assets	161,104	145,957	171,487	43,910	11,548	6,385	—	1,387,655	1,928,046
Liabilities	28,791	—	2,183	357	230	369	—	200,311	232,241
Non-current investments in other companies	17,848	145,651	115	2,184	7,084	242	—	1,007,581	1,180,705
Increases and transfers of property and equipment (1)	3,130	—	5,783	337	—	2,231	—	13,017	24,498
Depreciations and amortizations	908	—	336	137	—	293	—	164	1,838

(1)	Includes equity method of BrasilAgro, Cactus, Agro – Uranga, IRSA y Exportaciones Agroindustriales Argentinas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 7: LAWSUITS AND CLAIMS IN COURSE

A. Agricultural Business

1. Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus Argentina S.A. (Cactus) in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

B. Real Estate Business

1. Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by the Company. In

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 7: (continued)

view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded amounts to Ps. 10,175 as of September 30, 2009 by virtue of the Court sentence, such amount being recorded in Other current liabilities – payables to National Parks Administration.

NOTE 8: RESTRICTED ASSETS

A. Agricultural Business

1. Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 10.A.1. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 6.5 million, effective through January 22, 2011; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 5.1 million, effective through November, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 4.9 million, effective through November, 2010.

B. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8: (continued)

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b. Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance will accrue interests at a LIBOR rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 due in March 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one was between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8: (continued)

non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be received a payment of a coupon on a periodical basis. To support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

c. IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of September 30, 2009 Ps.
República Building	223,302
Libertador Hotel	42,597
Plot of land Bariloche	21,900
Suipacha 652	11,275
Plot of land Caballito	4,429

d. IRSA has furnished a pledge on the shares of Rummaala S.A.

2. Alto Palermo S.A. (APSA)

a)	The accounts receivable financial trusts include the contingency and expenses funds of financial trust as credit protection for investors that as of September 30, 2009 amounted to Ps. 5,277. They are restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

c)	As of September 30, 2009, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, according to the following detail:

•	To Standard Bank Argentina S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV, XLVI and XLVIII for Fv. Ps. 12,435.

•	To Banco CMF S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXII for Fv. Ps. 753.

•	To Banco Itaú Buen Ayre S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL for Fv. Ps. 4,000.

d)	As of September 30, 2009, in other current receivables, APSA has deposits that are restricted in accordance with the following amounts:

i)	Ps. 53 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8: (continued)

ii)	Ps. 19 concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal”.

iii)	Ps. 26 concerning the case “Derviche, Hernán Andrés with Shopping Alto Palermo S.A.”

iv)	Ps. 18 concerning the case “Rivas Franco Emilio with Mendoza Plaza Shopping S.A. about damages and losses”.

e)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2009 amounts to Ps. 36,741 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

f)	As of September 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for US$ 4.5 million.

g)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Fixed assets”).

h)	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

i)	The fixed assets account included the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st , 2009) had with NAI INTERNATIONAL ll Inc.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A. Agricultural Business

1. Name change of Agropecuaria Cervera S.A

On November 12, 2008, the Extraordinary Shareholders’ Meeting of Agropecuaria Cervera S.A. approved the corporate name change to “Agropecuaria Anta Sociedad Anónima”, hence amending section 1 of the bylaws.

On December 17, 2008, formalities were approved by the Province of Salta’s IGPJ (Provincial regulatory agency of business associations) and was registered as of March 6, 2009.

2. Republic of Bolivia and Republic of Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) has organized companies in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itín Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchán Agropecuaria S.A. whose shareholders are: Agrology S.A. holding a 95.12% interest, Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. holding a 2.44% interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation which are described in Note 10.A.1. Thus, Cresud holds a 100% interest in such companies, engaged in agricultural exploitation.

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the common stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

3. Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through our affiliate, Agrology S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

4. Investment in Cactus Argentina S.A.

On June 30, 2009, Agrology, by means of its affiliate Helmir S.A. executed with the company Cactus Feeders Inc. an agreement to purchase shares of the company Cactus Argentina S.A.

By means of this agreement, Helmir S.A. acquired 3,294,667 registered, non endorsable shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share of Cactus Argentina S.A., representing 12% of the common stock of such company, at a price of US$ 1.2 million, which will be paid on June 30, 2010, plus interest at 4% p.a. (See Note 12.2.a to the basic financial statements).

The debt is secured by a promissory in favor of Cactus Feeders Inc. for US$ 1.2 million, falling due on June 30, 2010. Likewise, a first degree security interest in favor of Cactus Feeders Inc. on the 3,294,667 shares acquired to secure the established payment.

Afterwards, Cresud S.A.C.I.F. y A. assigned a receivable for Ps. 2,245, it carried from Cactus Argentina S.A., to Helmir S.A. Both Cresud S.A.C.I.F. y A. and Helmir S.A. have decided to capitalize those receivables it carried from Cactus Argentina S.A.

As on July 2, 2009, Cactus Argentina S.A.’s shareholders have capitalized their interests accordingly, Helmir S.A.’s interest in Cactus Argentina has not changed.

B. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Acquisition for the Palermo Invest S.A. (“Palermo Invest”)

In October 2006, IRSA acquired the remaining 33.33% from Palermo Invest S.A. to GSEM/AP Holdings, L.P., for an aggregate purchase price of US$ 18 million, at the date of the contract paying US$ 9 million. The remaining

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

balance will be paid in three equal and consecutive installments of US$ 3 million, the first due in October 2007, which will accrue 9% annual interest to be paid quarterly. As of the date of these unaudited financial statements, such debt was paid.

b. Creation of CYRSA – Horizons Project

In January 2007, IRSA acquired the total share of the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 17 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.24 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance, IRSA’s property located at Suipacha 652 was mortgaged. In April, 2007, IRSA constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, IRSA contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by IRSA).

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, Rummaalá continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

The sale prices set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through preliminary sales agreements, Rumaala has committed to transfer the functional units before February 2011 to the latest.

As of September 30, the percentage of completion of the Horizons project was 54.78%.

c. Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, IRSA announced the subscription of 5,700,000 ordinary shares representative of approximately 10.4% Hersha Hospitality Trust’s common stock (“Hersha”). Together with the acquisition of this shareholding, REIG shall be entitled to an option for a five-year term over a further 5,700,000 additionally ordinary shares at a price of US$ 3 per share. The total price paid by REIG for such shares was US$ 14.25 million. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors. As a result of this acquisition, IRSA’s total direct and indirect interest in Hersha is 7.36% as of September 30, 2009.

Besides, in the event of exercising the options, IRSA’s direct and indirect interest in Hersha would amount to 11.01%.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

d. Acquisition of Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercible until July 2011 to sell a 50% portion of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% interest currently held by another shareholder. The price paid in this transaction was US$ 22.6 million.

On June 30, 2009, Metropolitan had incurred losses in excess of the book value at which IRSA carried this investment arising mainly from the allowance for impairment booked in connection with the Lipstick Building. IRSA’s share in these losses exceeds value of the investment booked by IRSA. Therefore, the investment was valued at zero and a liability was recognized and recorded under “Other liabilities” for US$ 1.5 million (equivalent to the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations). The put right was revalued accordingly and adjusted to its value at year-end, estimated at US$ 11.9 million and disclosed under Other receivables.

e. Acquisition of shares in Banco Hipotecario

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 shares in Banco Hipotecario in exchange for Ps. 107.6 million. The transaction was recognized by the “acquisition method” (see Note 2.k.2. to the basic financial statements). As a result of these acquisitions, as of June 30, 2009 IRSA held a 21.34% interest in Banco Hipotecario’s capital stock.

In September 2009, Tyrus S.A. (an entity 100% controlled by the Company) acquired 4,012,778 ADRs in Banco Hipotecario S.A., representative of 10 Class D shares, with par value Ps. 1 per share, for a total value of US$ 10 million. This total amount shall be paid in 12 equal and consecutive monthly installments of US$ 833. The Company acted as guarantor for this transaction.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

The above transaction was recorded by application of the “acquisition method” (See Note 2.k.2. to the stand-alone financial statements). Following this purchase, as of September 30, 2009 IRSA owns a 24.01% interest in Banco Hipotecario’s capital stock.

In addition, in the course of the fiscal year ended June 30, 2009 and owing to the expiration of the Total Return Swap executed on January 29, 2004, Banco Hipotecario received treasury shares totaling 71.1 million which are available for the term and in the conditions prescribed by Section 221 of the Argentine Companies Law. Given the repurchase of treasury shares by its related company, IRSA’s interest rose up to 25.21% as of September 30, 2009.

f. Acquisition of companies in the Oriental Republic of Uruguay

In the course of the fiscal year ended June 30, 2009, IRSA acquired a 100% stake in Liveck S.A. (a company organized in the Oriental Republic of Uruguay). In June 2009, Liveck acquired a 90% interest in the equity of the companies Vista al Muelle S.A. and Zetol S.A., both of which own real estate located in the Canelones Department in the Oriental Republic of Uruguay for a total amount of US$ 6.6 million. US$ 2.1 million of the preceding amount have already been paid. The balance will be paid in five US$ 0.9 million installments plus an annual 3.5% interest rate on the outstanding balance. Upon conducting the above transaction, an option was granted to the sellers for them to collect the outstanding balance in the form of 12% of the constructed square meters. To secure compliance with the obligations assumed by Liveck S.A., Ritelco S.A. tendered a surety bond that covers 45% of the outstanding balance plus interest and the seller’s option right. On June 30, 2009, IRSA sold to Cyrela Brazil Realty S.A. a 50% portion of its ownership interest in Liveck S.A. for US$ 1.3 million, with the surety bond decreasing to 50% of the originally tendered amount.

g. Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A

Pursuant to the preliminary merger by absorption and spin-off and merger agreement dated September 25, 2009, the resolution adopted was as follows:

1.	To proceed with a “merger by absorption” with Patagonian Investment S.A. (PAISA) whereby PAISA will become the absorbed company, or the company merged into IRSA Inversiones y Representaciones Anónima and the latter will become the absorbing company or the surviving company;

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Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

2.	To proceed with the spin-off of a 90.89% ownership interest in Palermo Invest S.A. (PISA), so that this spin-off percentage is subsequently merged by absorption into the Company;

The residual assets that will continue to be held by PISA after the merger by absorption are restricted to the following as stipulated in the preliminary merger by absorption and spin-off and merger agreement:

•	a 5.19% ownership interest in IBOSA’s capital stock and

•	the investment it presently holds in Quality Invest S.A.

All of PISA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

3.	To proceed with the spin-off of a 39.41% ownership interest in Inversora Bolívar S.A. (IBOSA) so that this spin-off percentage is subsequently merged by absorption into the Company.

The residual assets that will continue to be held by IBOSA after the merger by absorption are restricted to the following as stipulated in the preliminary merger by absorption and spin-off and merger agreement:

•	The investment it presently holds in Puerto Retiro S.A., equivalent to a 50% equity interest in its capital stock.

•	The investment it presently holds in Banco Hipotecario S.A., equivalent to a 5% equity interest in its capital stock.

All of IBOSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

It is to be expressly noted that the Company’s annual general shareholders’ meeting held on October 29, 2009 decided an adjournment for November 27, 2009 on which date the general meeting shall consider the approval of the documentation concerning the merger and the spin-off and merger in its entirety.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

2. Alto Palermo S.A.

a. Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. has had the need to review the general or specific economic prospects for the Tarshop’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, during first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

Some of the measures implemented during fiscal year 2009 were:

(i) Readapting the operating structures under the new business context

(ii) Adapting cash and financing plans for consumption at stores

(iii) Amendment to the credit origination policies

(iv) Strengthening collection management

(v) Analyze and implement new funding tools

During the second quarter of fiscal year 2009, Alto Palermo S.A. has provided financial assistance to Tarshop S.A. for Ps. 105,000, then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop S.A. on the market, considering the complex situation that presented the securitized receivables market, its historial source of financing. The capitalization of such irrevocable contributions was decided by Tarshop S.A.’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in APSA stands at 98.59%.

As from the increase in origination requirements and the measures seeking to control the defaulting portfolio, the receivable portfolio including securitized coupons as of September 30, 2009, decreased by 34% as compared to the portfolio as of September 30, 2008 and the percentage of receivables past due from 90 to 180 days shows an improvement as from December 2008.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

During the first quarter of fiscal year 2010, Tarnshop S.A.’s results have started to show some gains due to the measures taken and better capitalization combined with a relative stabilization of local financial markets, a drop in uncollectibility charges and a decrease in operating expenses, thus confirming the previous diagnosis and the fairness of measures that have been implemented.

b. Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase in Shopping Alto Palermo S.A. of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of Shopping Alto Palermo S.A., respectively, for 26,844,027 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 Shopping Alto Palermo S.A. merged into APSA.

c. Increase in Equity Interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement of the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter had the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A. (put) to APSA, which may be exercised until the last working day of October 2008, for US$ 3 million as expressly agreement established in the contract.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 non endorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per shares and 2,062,883 non endorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per shares, thus acquiring 5% (five percent) of the shares on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the common stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

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NOTE 9: (Continued)

respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million will be returned to APSA on October 2, 2008.

As from January 1st, 2009 Mendoza Plaza Shopping S.A. merged into Alto Palermo S.A. As from July 1st, 2009 Shopping Alto Palermo S.A. merged into APSA.

d. Exercise of option

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the common stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defense of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

Should the previously mentioned conditions are to occur APSA shall make a total investment of US$ 24.4 million. Due to the various interpretations between APSA and the subscribers of such option as to whether the conditions precedent have taken place, parties have exchanged letters and drawn minutes disclosing their respective positions.

As of the closing date of these Financial Statements APSA granted loans for amount of US$ 1.1 million, which is disclosed in other current receivables–loans granted.

This option has been accounted for in Non-Current Investments advances for purchase of share.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

e. Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an agreement for Partial transfer of Goodwill with INCSA for acquiring one of the parts of the net assets established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the net assets transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owned will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the net assets established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for purchase of fixed assets.

f. Acquisition of Córdoba Shopping

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which the approval by The National Anti-Trust Commission which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of US$ 12 million plus a variable amount arising from the adjustment after year end (originally established in the contract), which was determined in Ps. 3,961. Empalme was incorporated on December 31, 2006. During December, 2008, APSA and Shopping Alto Palermo S.A. paid an amount of US$ 2.1 million related to the fourth and last installment of capital and interest. To secure the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme’s shares. With such installment cancellation, the encumbrance was lifted.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

As from January 1st, 2009 Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A. As from July 1st, 2009 Shopping Alto Palermo S.A. merged into APSA.

g. Agreement to offer the acquisition of shares:

On September 10, 2009, APSA and Ritelco S.A. executed an agreement by which it offered to acquired Ritelco S.A. one registered non-endorsable share of common stock, with a face value of 1 and entitled to one vote of Shopping Alto Palermo S.A. for Ps. 1.

h. Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.:

The previous merger agreement executed between the APSA and Shopping Alto Palermo S.A., dated September 25, 2009, resolved the merger of Shopping Alto Palermo S.A. into APSA.

According to the previous merger agreement and under the agreement executed with Ritelco S.A. mentioned in point (c) of this note, APSA holds a direct interest in 100% of the capital stock of Shopping Alto Palermo S.A. whereupon the merger did not generate any capital increase whatsoever.

i. Purchase of Fibesa’s shares:

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. (APSA) sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the APSA’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the APSA’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. owns 95% of that company’s capital stock and Shopping Alto Palermo owns the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. and Shopping Alto Palermo S.A., as mentioned in subsection l) of this note, Alto Palermo S.A. is the owner of 100% of the APSA’s shares.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

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Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9: (Continued)

j. Merger between Comercializadora Los Altos S.A. and Fibesa S.A.

The Special and Unanimous Shareholders’ Meeting of Fibesa S.A. held on September 30, 2009, resolved the merger into Comercializadora Los Altos S.A.

Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated. The exchange value of the shares of Comercializadora Los Altos S.A. was established at 1,685,732 shares of Comercializadora Los Altos S.A. per 1,685,732 shares of Fibesa S.A.

k. New commercial development.

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A.

The progress percentage of the shopping mall stood at 96% by the period-end. Likewise, the progress percentage of the office building is at 81%.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meter for the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters of the Autonomous City of Buenos Aires.

As of September 30, 2009, the APSA’s interest in Panamerican Mall S.A. stands at 80%.

Total income from leases for the period ended September 30, 2009, stands at Ps. 14,764.

As of September 30, 2009, the occupation rate was 100%.

Total contributions made by shareholders as regards this project amount to Ps. 555,989 as of the closing date of these unaudited financial statements.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10: PURCHASE, SALES AND BARTER OF PROPERTIES

A. Agricultural Business

1. Acquisitions of land in the Republic of Bolivia

a. On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid and US$ 3.8 million in January 22, 2009 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 month of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

b. On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid and US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 months of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

c. On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid and US$2.3 million in November 19, 2008 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 month of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

B. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Purchase option of República Building

In April 2008, IRSA acquired a building known as “República Building”, a property located in Tucumán 1, Autonomous City of Buenos Aires. The company paid US$70.3 million.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10: (continued)

IRSA consulted with the Argentine Anti-Trust Commission (CNDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported, challenged this ruling judicially. As of the date of these financial statements, there was no final sentence as to this matter.

b. Acquisition Bouchard building

In March 2007, IRSA acquired the building known as “Bouchard Plaza” a property located in Bouchard N° 551/7, Autonomous City of Buenos Aires. (including in place leases contract), for an aggregate purchase price of US$ 84 million.

In April, 2008 the notice of the operation was filed with the CNDC. As of the date of these financial statements the commission has not issued the resolution yet.

c. Barter transaction with CYRSA

In July 2008 IRSA signed with Cyrsa a deed of exchange for US$ 12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa’s election.

As consideration Cyrsa paid US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. If Cyrsa decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building. To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12.6 million.

d. Acquisition of 50% of Tower BankBoston

In August 2007, IRSA acquired the 50% of the building known as “Tower BankBoston” (including in place current leases) located at Carlos María Della Paolera No. 265, Autonomous City of Buenos Aires for a total consideration of US$ 54 million.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10: (continued)

The Company consulted with the National Argentine Anti-Trust Commission (NCDC) as regards the need to notify such operation as one of economic concentration. The CNDC decided that effectively the operation referred should be notified and IRSA challenge this ruling judicially. As of the date of these unaudited financial statements there was no final sentence as to this matter.

2. Alto Palermo S.A.

a. Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which APSA was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 211 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

The offer made by APSA to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

On November 20, 2006 APSA was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, APSA was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

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Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10: (continued)

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos Commercial Center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of September 30, 2009 APSA has recorded this transaction as non - current investments.

On January 24, 2008 APSA received a note of the National Anti-Trust Commission, record N º S01/0477593/2007 (DP N° 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

b. Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10: (continued)

of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage in the same building.

The parties have determined that the value of each undertaking is of US$ 1.1 million. The above mentioned amount is included in inventories, net.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of APSA on Plot 2 G in the amount of US$ 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations. The above mentioned amount is included in inventories, net.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real estate: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

c. Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. the Plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in near the shopping mall as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10: (continued)

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these financial statements US$ 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment US$ 4.5 million which due in February 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”- Undeveloped parcels of land.

d. Acquisition of Anchorena street building

On August 7, 2008, APSA subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a surface area of 2,267.5 square meters and 608.37 square meters, located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounted to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, APSA subscribed a preliminary purchase contract by which it acquired the functional unit number three, covering a surface area of 988 square meters and, located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounted to US$ 1,3 million which has been paid on January 15, 2009 when the title deed was signed.

The total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

e. Barter with CYRSA S.A.

On September 24, 1997, Alto Palermo S.A. (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA S.A. (CYRSA) 112 garage parking slots and the rights to increase the height of the property to build a two tower buildings on the previously mentioned property, upon compliance with certain conditions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10: (continued)

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount shall be paid within 30 running days as from the execution of the barter deed.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the above mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA that conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

f. “Letter of Intent” Plot of land Paraná:

On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent”. This “Letter of Intent” states its intention to acquire the plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$ 0.5 million, out of which by early July, the amount of US$ 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires.

NOTE 11: GRANTED GUARANTEES OF FUTUROS Y OPCIONES.COM S.A.

By means of brokerage of agreement with guarantee, Futuros y Opciones.com S.A. assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 11: (Continued)

This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of September 30, 2009 and June 30, 2009, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 5,675 and Ps. 9,075 respectively.

As of September 30, 2009 and June 30, 2009, there are no agreements that failed to be complied with for which Futuros y Opciones.Com S.A. may have been claimed in its capacity of guarantor.

NOTE 12: MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, Agropecuaria ANTA S.A. (Ex Agropecuaria Cervera S.A.) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1st of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

On July 1st, 2009 the installment corresponding to 2008-2009 campaign was cancelled for Ps. 1,305.

Additionally, Agropecuaria ANTA S.A. (Ex Agropecuaria Cervera S.A.) committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 13: OPERATIONS WITH DERIVATE INSTRUMENTS

A. Real Estate Business

As of September 30, 2009, the open operations are as follows:

Forward contracts	Amount (US$)	Maturity	Accumulated loss
Open operations
Purchase of dollars	4,500,000	12/31/2009	(931)
Purchase of dollars	4,500,000	12/31/2009	(870)

Total	9,000,000		(1,801)

As of September 30, 2009, the accumulated losses from open transactions amount to Ps. 1,801, which are recorded in financial results generated by liabilities for an amount of Ps. 1,558 an accumulated income of Ps. 243.

NOTE 14: NEGOTIABLE OBLIGATIONS PROGRAM

A. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. As of September 30, 2009 and June 30, 2009 the notes are net of issuance cost amounting to Ps. 875 current and Ps. 5,612 non-current and Ps. 875 current and Ps. 5,831 non-current, respectively.

b. Purchase of Alto Palermo Convertible Notes

During the fiscal year ended June 30, 2009, IRSA bought Alto Palermo notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income in such fiscal year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 14: (Continued)

In addition, IRSA acquired Alto Palermo notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average price Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income in such fiscal year.

2. Alto Palermo S.A.

a. Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Obliges decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. Since the conditions of the CN have not substantially modified, the postponement of the maturity term have not had an impact on these financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the convertible notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the APSA’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the convertible notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 14: (Continued)

As of September 30, 2009, the holders of Convertible Notes into APSA ordinary shares, have exercised their right to convert them for a total amount of US$ 2,8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each.

As of September 30, 2009 Convertible Notes amounted to US$ 47.2 million.

b. Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semi-annually on May 11 and November 11 of each year as from November 11, 2007.

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of September 30, 2009 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of September 30, 2009, IRSA Inversiones y Representaciones Sociedad Anónima holds Series I Notes for US$ 39.6 million in nominal value and Series II Notes for Ps. 46.5 million in nominal value. Additionally, Cresud S.A.C.I.F. y A. holds Series I Notes for US$ 5.0 million in nominal value.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: SIGNIFICANT EVENTS

A. Agricultural Business

1. Loan inventories

On August 6, 2008, Agrology S.A. executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common shares with a face value of Ps. 1 per share of IRSA Inversiones y Representaciones Sociedad Anónima.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology S.A. As regards exercising the political rights (vote), the Parties agreed that Agrology S.A. will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrology S.A. the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 21,080 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts (GDR’s) representative of shares of common stock of Ps. 1 per share.

On July 30, 2009, Agrology S.A. made an offer to Inversiones Financieras del Sur S.A. to extend the agreed-upon due date of the loan inventories for 360 days, modifying the amount of GDRS of IRSA investments and Representaciones Sociedad Anónima granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: (Continued)

B. Real Estate Business

1. IRSA Inversiones y Representaciones Sociedad Anónima

a. Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,531. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,502,993 as of September 30, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: (Continued)

As from January 1st, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1st, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of September 30, 2009 and 2008 the assistance to the Public Sector arises 21.4% and 25.7%, from total Assets, respectively.

Aspects pending of resolution

As mentioned in the notes to the financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”), there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA). These matters are related mainly to:

a)	the accounting records entered for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked in accordance with the criteria laid down by the professional accounting standards, would entail a reduction in shareholders’ equity as of September 30, 2009.

b)	regulatory treatment and prudential relations resulting from the negotiation and consummation of certain transactions involving derivative financial instruments. It is to be noted that, in response to certain objections raised by the Argentine Central Bank, the Entity decided to compute the counterparty and fractioning risk associated to its exposure to the Non-financial Public Sector as well as the ensuing impact on the minimum capital requirements for thousand Ps. 2,047,289 for a five-month period and maturing on November 30, 2009. It followed from this situation that the amounts that the Entity was compelled to maintain as minimum capital requirements as of September 30, 2009 had been understated by thousand Ps. 562,052.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: (Continued)

For purposes of recording its investment in Banco Hipotecario, the Company applies this entity’s shareholder’s equity determined according to the professional accounting standards. Therefore, the aspects referred to in a) above; do not have a significant impact on the Company’s financial statements because they have already been contemplated in the values considered by the Company.

At the date of issuance of its financial statements as of September 30, 2009, Banco Hipotecario S.A. was in the process of drafting a response to the Argentine Central Bank concerning the re-assertion of the valuation criteria applied to the derivative financial instruments already mentioned.

2. Alto Palermo S.A.

a) Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, see Note 8.b to the consolidated financial statements) executed an agreement with NAI INTERNATIONAL II, INC. by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5% interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNATIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: (Continued)

•	(10) ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002 NAI INTERNATIONAL II, INC. assigned all the rights and obligations resulting from the agreement to NAI INTERNATIONAL II, INC. – SUCURSAL ARGENTINA. Likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = US$ 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

•

The extension agreed was formalized effective January 1st, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

Principal owed as of September 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances for Ps. 18,162.

b) Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: (Continued)

which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering this comment an additional term was formally requested to file the new project.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. undertook to amend the road project previously submitted and to submit a new one and to make such amendments to the general project, which were required for the new road project to adapt to the general project. The new road project and the amendments to the general project had to be submitted within a term of 90 running days as from executing the agreement. On October 19, 2009, the general project was submitted. After having submitted it, the 30-day term started to run, when the Municipality should issue its opinion. The term established to start the works will be 90 straight days as from registering the architectural project, which will include a new road project and the amendments to the general project.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of mailing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and press those charges considered to be required in such sense.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: (Continued)

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

c) Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop’s S.A. balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop S.A. agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 124,099 during the period ended September 30, 2009 of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. coupon zero were issued for Ps. 13,500, T.D.F. Series “A” for Ps. 45,939, T.D.F.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15: (Continued)

Series “B” for Ps. 42,215 and C.P. Series “C” for Ps. 22,445.

Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, with exception of T.D.F. Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX and L, and T.D.F. Series C of the Series XLVII, part of which Tarshop S.A. has maintained in its portfolio part of them. Cash reserves for losses in the amount of Ps. 5,277 have been made as credit protection for investors.

d) Contributed leasehold improvements - Other liabilities

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009), recognizing the related gain over 15 years, the term of the contract. At period-end the amount of Ps. 74 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At period-end the amount of Ps. 9,903 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

e) Negative Working Capital

At the end of the period, APSA carried a working capital deficit of Ps. 127,614, which treatment is being considered by the Board of Directors and the respective Management.

NOTE 16: FINANCIAL AND CAPITAL MARKET SITUACION

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity and credit. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration.

As soon as the largest economies in the world started to intervene by injecting liquidity into the markets, interest rates responded with a downward trend which

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 16: (Continued)

favored, in 2009, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario S.A. in its portfolio.

As regards the quotation of Banco Hipotecario’s shares, which had declined in recent quarters due to the overall market situation, it has significantly appreciated in the past months which corroborates our estimate that the decrease in the value of Banco Hipotecario’s shares disclosed at the end of fiscal 2009 had been temporary.

The management of the Company is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation to protect the assets of the company.

NOTE 17: SALES OF BUILDINGS

During the year ended June 30, 2009, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 20,315 square meters in exchange for a total of Ps. 201.3 million. The gross income generated by these transactions amounted to Ps. 119.4 million.

In the course of the quarter ended on September 30, 2009, IRSA executed a number of real estate transactions for the sale of office properties in its portfolio equivalent to a gross leasable area of 2,751 square meters and totaling Ps. 33.6 million. The gross profit resulting from these transactions has been Ps. 23.8 million.

NOTE 18: ADDITIONAL COMPARATIVE INFORMATION

Aiming at improving comparability of financial statement between periods, we provide additional information about the effect that the additional acquisition of IRSA Inversiones y Representaciones Sociedad Anónima’s shares had on the

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 18: (Continued)

Balance Sheet, Statements of Income and Cash Flows as of September 30, 2008. In such sense, we have consolidated the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with those of the Company at those dates. As of September 30, 2009 and 2008, and as of June 30, 2009, directly and indirectly held 57.12%, 47.76%, and 55.64%, respectively.

Consolidated Balance Sheet as of September 30, 2009 and 2008 and June 30, 2009

	September 30, 2009	June 30, 2009	September 30, 2008
ASSETS

CURRENT ASSETS	1,070,435	1,157,655	1,299,520

NON-CURRENT ASSETS	4,998,855	4,818,401	4,263,085

TOTAL ASSETS	6,069,290	5,976,056	5,562,605

LIABILITIES

CURRENT LIABILITIES	1,253,580	1,313,912	936,003

NON-CURRENT LIABILITIES	1,423,797	1,413,278	1,503,880

TOTAL LIABILITIES	2,677,377	2,727,190	2,439,883

Minority interest	1,451,629	1,435,982	1,428,132

SHAREHOLDERS’ EQUITY	1,900,284	1,812,884	1,694,590

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,069,290	5,976,056	5,562,605

Consolidated Statement of Income

Corresponding to the three-month periods ended September 30, 2009 and 2008

	September 30, 2009	September 30, 2008
Production profit - Agricultural	(9,182)	(2,115)

Sales profit - Agricultural business	5,897	12,549

Sales profit - Real estate business	154,952	113,441

(Loss) gross profit - Agricultural business	(3,285)	10,434

Gross profit - Real estate business	154,952	113,441

Gross profit	151,667	123,875

Operating income (loss)	90,275	(8,920)

Total Financial Results	(42,448)	(55,572)

Net income (loss) before income tax and minority interest	138,629	(96,427)

Net income (loss) for the period	61,827	(37,399)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 18: (Continued)

Consolidated Statement of Cash Flows

Corresponding to the three-month periods ended September 30, 2009 and 2008

	September 30, 2009	September 30, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	211,676	910,090

Cash and cash equivalents at the end of the period	198,340	549,998

Net decrease in cash and cash equivalents	(13,336)	(360,092)

Cash flows provided by (applied to) operating activities	37,846	(55,712)

Cash flows applied to investment activities	(81,297)	(236,176)

Cash flows provided by (applied to) financing activities	30,115	(68,204)

Net decrease in cash and cash equivalents	(13,336)	(360,092)

NOTE 19: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 19: (Continued)

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by Cresud and IRSA only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of September 30, 2009 Cresud and IRSA had made contributions to the Plan that amount Ps. 2,633.

NOTE 20: SUBSEQUENT EVENTS

A. Agricultural Business

1. Paid for establishment in the República de Bolivia

On November 9, 2009, the firsts installments for the farm purchases in the Republic of Bolivia were made (Notes 8.A.1 and 10.A.1) according to the following detail:

Establishment	Amount paid (US$)
“Las Londras”	4,028,524
“San Cayetano”	716,729
“San Rafael”	2,410,406
“La Fon Fon”	3,042,566

Total	10,198,225

B. Real Estate Business

a. Global Issuance Program of Notes. Issuance of Class III and Class IV by APSA.

Under the Global Issuance Program of Notes for a face value of up to US$ 200 million, on November 10, 2009, the placement of the Second Series of Notes for Ps. 80.8 million was concluded. Such Notes will be issued on November 13, 2009, in two classes:

Class III for Ps. 55.8 million, falling due 18 months after the issuance date, accruing interest at Private Badlar rate plus a 3% margin, payable quarterly when due. Class III Notes are payable in one single installment 18 months after issuance.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 20: (Continued)

Class IV for a face value of US$ 6.6 million equivalent to Ps. 25 million, falling due 18 months after issuance date and accruing interest at a fixed rate of 6.75% on the US dollar denominated principal, which will be payable on a quarterly basis when due. Class IV Notes are payable in one single installment 18 months after issuance.

b. Purchase of Conil S.A.’s shares

On October 21, 2009, a share purchase agreement was executed by which Alto Palermo S.A. (APSA) and Fibesa S.A. acquired 45% and 5% of Conil S.A.’s shares, respectively. The agreed-upon prices stood at US$ 287,229, out of which, as of the execution date of such agreement US$ 137,229 has been paid, and the remainder, that is to say, US$ 150,000 will be paid in six months.

c. Llao-Llao: capitalization of Shareholders Loans

Llao Llao’s shareholders’ meeting held on October 31, 2009 resolved to capitalize the financial loans it had been granted by its shareholders up to a total of US$ 7,600 thereby increasing its capital stock (and regularizing the situation for purposes of compliance with the Argentine Companies Law No. 19,550 Section 94, Sub-section 5 and Section 206).

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y

Agropecuaria

Free translation from the original prepared in Spanish for

the publication in Argentina

Unaudited Basic Financial Statements

Corresponding to the three-month periods

ended September 30, 2009 and 2008

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as of September 30, 2009 and 2008 and June 30, 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	September 30, 2009	June 30, 2009	September 30, 2008		September 30, 2009	June 30, 2009	September 30, 2008
	(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)		(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 8 a.)	5,192	7,620	26,096	Trade accounts payable (Note 8 f.)	54,277	61,099	39,906
Investments (Note 8 b.)	5,282	13,507	297,458	Loans (Note 8 g.)	226,271	191,523	106,580
Trade accounts receivable, net (Note 8 c.)	39,246	42,990	42,271	Salaries and social security payable (Note 8 h.)	5,033	5,217	3,666
Other receivables (Note 8 d.)	65,771	79,053	218,654	Taxes payable (Note 8 i.)	4,758	5,682	11,267
Inventories (Note 8 e.)	83,562	86,962	80,470	Other liabilities (Note 8 j.)	2,294	1,843	20,812

Total Current Assets	199,053	230,132	664,949	Total Current Liabilities	292,633	265,364	182,231

Non-Current Assets				Non-Current Liabilities
Trade accounts receivable, net (Note 8 c.)	—	2,153	5,535	Taxes payable (Note 8 i.)	60,710	68,045	42,204
Other receivables (Note 8 d.)	30,654	30,725	27,822	Provisions (Schedule E)	1,771	286	85

Inventories (Note 8 e.)	72,174	74,757	67,527	Total Non-Current Liabilities	62,481	68,331	42,289

Investments on equity investees (Note 8 b.)	1,595,643	1,463,153	894,604	Total Liabilities	355,114	333,695	224,520

Other investments (Note 8 b.)	72,721	69,358	262
Property and equipment, net (Schedule A)	283,855	274,928	258,415
Intangible assets, net (Schedule B)	1,298	1,373	—

Total Non-Current Assets	2,056,345	1,916,447	1,254,165	SHAREHOLDERS’ EQUITY	1,900,284	1,812,884	1,694,594

Total Assets	2,255,398	2,146,579	1,919,114	Total Liabilities and Shareholders’ Equity	2,255,398	2,146,579	1,919,114

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain

Vice-president II

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the three months periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	September 30, 2009	September 30, 2008
Production income:
Crops	4,236	6,097
Beef cattle	1,555	1,668
Milk	5,294	6,064

Total production income	11,085	13,829

Cost of production (Schedule F.2)
Crops	(6,201)	(6,131)
Beef cattle	(6,574)	(4,225)
Milk	(5,416)	(4,992)

Total cost of production	(18,191)	(15,348)

Production loss	(7,106)	(1,519)

Sales
Crops	33,547	50,734
Beef cattle	6,035	4,401
Milk	4,693	5,308
Other	1,893	3,574

Total Sales	46,168	64,017

Cost of sales (Schedule F.1)
Crops	(31,352)	(41,699)
Beef cattle	(5,669)	(4,182)
Milk	(4,693)	(5,328)
Other	(403)	(1,915)

Total cost of sale	(42,117)	(53,124)

Sales profit	4,051	10,893

(Loss) Gross profit	(3,055)	9,374

Selling expenses (Schedule H)	(5,408)	(7,356)
Administrative expenses (Schedule H)	(9,834)	(6,047)
Unrealized gain (loss) on inventories-crops, raw materials and MAT	2,020	(2,647)
Unrealized gain (loss) on inventories-beef cattle (Schedules F.1 and F.2)	28	(1,125)

Operating loss	(16,249)	(7,801)

Financial results:
Generated by assets:
Exchange gains and discounts	3,573	13,250
Interest income	3,312	6,230
Gain on hedging operations	4,366	2,473
Financial results accrued of IRSA and APSA notes	2,059	—
Doubtful accounts (Schedule E)	—	(84)
Tax on bank accounts operations	(1,417)	(1,403)
Holding gain and transactions on securities	113	1,126

	12,006	21,592

Generated by liabilities:
Interest on Non- Convertible Notes	(252)	—
Interest on short-term debts	(7,146)	(5,253)
Others	(437)	(284)
Exchange loss gain and discounts	(1,092)	(4,699)

	(8,927)	(10,236)

Other income and expenses, net:
Gain on the sale of fixed assets	—	112
Shareholders’ Personal asset tax	(2,032)	(2,120)
Others	515	15

	(1,517)	(1,993)

Gain (loss) on equity investees (Note 8 k.)	75,613	(37,733)
Management agreement fees (Note 5)	(6,803)	—

Net income (loss) before income tax	54,123	(36,171)

Income tax (Note 6)	7,704	(1,228)

Net income (loss) for the period	61,827	(37,399)

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain

Vice-president II

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the three months periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	Shareholders’ contributions						Retained earnings		Unappropiated earnings	Translation differences	Total as of September 30, 2009	Total as of September 30, 2008
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal	Legal Reserve	Reserve for new developments
Items	Common stock	Treasury stock	Common stock	Treasury Stock
Balances at the beginning of the year	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884	1,762,338
Exercise of Options (Note 15)	—	—	—	—	—	—	—	—	—	—	—	23
Repurchase of treasury stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	(7,277)
Translation differences	—	—	—	—	—	—	—	—	—	25,573	25,573	(23,091)
Net income (loss) for the period	—	—	—	—	—	—	—	—	61,827	—	61,827	(37,399)

Balances as of September 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	188,720	62,254	1,900,284	—

Balances as of September 30, 2008	499,382	2,154	165,507	711	879,206	1,546,960	15,645	158,744	(21,728)	(5,027)	—	1,694,594

(1)	See notes 2.q., 12.2.a. and 15.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain

Vice-president II

Acting as president

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the three months periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	September 30, 2009	September 30, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	15,991	519,852
Cash and cash equivalents at the end of the period	7,609	313,396

Net decrease in cash	(8,382)	(206,456)

Causes of changes in cash and cash equivalents
Operating activities
Net Income (loss) for the period	61,827	(37,399)
Accrued interest during the period	1,782	965
Income tax	(7,704)	1,228
Adjustments made to reach net cash flow from operating activities
(Gain) loss on equity investees	(75,613)	37,733
(Decrease) Increase in allowances, provisions and accruals	(251)	881
Depreciations	1,478	1,315
Unrealized (gain) loss on Inventories	(2,048)	3,772
Financial results	(5,401)	1,776
Gain on the sale of fixed assets	—	(112)
Changes in operating assets and liabilities
Decrease in current investments	5,398	69
Decrease (Increase) in trade accounts receivable	5,099	(5,552)
Decrease (Increase) in other receivables	6,368	(34,959)
Decrease in inventories	11,003	22,604
Decrease in social security payable, taxes payable and advances from customers	(1,297)	(154)
Decrease in trade accounts payable	(6,367)	(5,823)
Dividends collected	117	159
Increase in other debts	450	4,354

Cash flows applied to operating activities	(5,159)	(9,143)

Investing activities
Increase in interest in equity method investees (except IRSA)	(35,412)	—
Increase in interest in IRSA	—	(76,469)
Increase in related companies loans	—	(3,577)
Acquisition and upgrading of fixed assets	(4,325)	(22,983)
Collections of receivables from sale of fixed assets	2,429	2,930
Sale of fixed assets	—	144
Incorporated cash by merger	1,161	—

Cash flows applied to investing activities	(36,147)	(99,955)

Financing activities
Exercise of Warrants and Options	—	23
Issuance of non-convertible notes (Note 19)	49,469	—
Increase in loans	10,065	6,173
Decrease in loans	(26,610)	(97,952)
Repurchase of treasury stock	—	(5,602)

Cash flows provided by (applied to) financing activities	32,924	(97,358)

Net decrease cash and cash equivalents	(8,382)	(206,456)

Alejandro G. Elsztain

Vice-president II

Acting as president

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flows (Continued)

Corresponding to the three months periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	September 30, 2009	September 30, 2008
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	244	202
Acquisition of subsidiary company through an increase in other debts	—	13,423
Repurchase of treasury stock unpaid	—	1,675
Increase (Decrease) in non-current investments by translation differences	25,573	(23,091)
Increase in non-current investments through a decrease in other receivables.	6,593	—

Complementary information
Interest paid	5,604	2,227
Income tax paid	2,861	1,429

	September 30, 2009	September 30, 2008
Balances incorporated by merger (Note 13)
- Trade accounts receivable	1,632	—
- Other receivables	1,360	—
- Inventories	3,214	—
- Property and equipment	5,835	—
- Investments on equity investees	(10,777)	—
- Trade accounts payable	(408)	—
- Salaries and social security payable	(37)	—
- Taxes payable	(523)	—
- Provisions	(1,457)	—

Cash incorporated	1,161	—

Alejandro G. Elsztain

Vice-president II

Acting as president

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a. Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b. Unifying of accounting standards

On July 8, 2004, the FACPCE and the CPCECABA entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1st, 2006. On the other hand, the CNV has adopted the same standards including certain modifications, and has also established their applicability for the fiscal years started as from January 1st, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company’s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Translation Differences” account has to be shown in the statement of changes in stockholders’ equity as from the time the unifying accounting standards became effective.

c. The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 1: (Continued)

up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1st, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441 issued on April 8, 2003 by the CNV, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the CPCECABA, by which the restatement of financial statements was discontinued as from October 1, 2003. This change has not generated any significant effect on the Company’s financial statements taken as a whole.

d. Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2009 and September 30, 2008.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a. Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation and amortization, income taxes, deferred liabilities, translation differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from those estimates.

b. Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

d. Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value at period-end or year-end net of sales expenses. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.l. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e. Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f. Credits and short-term and long-term debts

Credits and debts have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g. Derivates financial instruments

Forwards relate to cereal commitments deliverable at a previously agreed price and purchase and sale of US dollars.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized (loss) gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations are included under the Financial Results.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

h. Other receivables and liabilities

Other receivables and liabilities have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements, if applicable.

The non-current VAT credit has been valued based on the best possible estimate of the discounted amount to be used using a rate that reflect the time value of money and the specific risks of the transaction estimated as of the date of these financial statements.

Other receivables and liabilities in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i. Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j. Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value (NRV) as of each period-end or year end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Farming Products - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value (NRV).

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k. Long term investments in other companies

1. Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

Interests in subsidiaries and affiliates as of September 30, 2009 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A. (Note 12.2.d)	100.00
Agrology S.A. (Note 12.1.b)	97.00
Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.) (Note 12.2.c)	90.00
Futuros y Opciones.Com S.A. (1)	66.20
Cactus Argentina S.A. (Note 12.2.a)	36.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S. A. (“IRSA”) (Note 12.2.b)	50.23
BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) (Note 12.1.a)	19.14
FyO Trading S.A.	3.63
Exportaciones Agroindustriales Argentinas S.A. (Note 12.2.a)	0.45

(1)	It’s the owner of the 96.37% of the FyO Trading S.A. shares.

The Company presents as complementary information the consolidated financial statements as of September 30, 2009 and 2008 with Inversiones Ganaderas S.A., Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.), Futuros y Opciones.Com S.A., Agrology S.A. and FyO Trading S.A. and IRSA Inversiones y Representaciones Sociedad Anónima (this last one, only as of September 30, 2009).

Additionally, in the comparative financial statements, the Company reached a 50.23% interest in IRSA Inversiones y Representaciones Sociedad Anónima; information consolidated with such company is disclosed as from October 1, 2008 until June 30, 2009.

2. Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties are adjusted to reflect their fair value.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

In such sense, the Company identifies assets and liabilities acquired directly or indirectly, including intangible assets such as: lease agreements acquired under upper or lower conditions than market; costs of executing lease agreements in effect (the latter being the market cost that the Company avoids to incur for acquiring lease agreement in effect), the value of trademarks acquired, the value of deposits related to the investment in Banco Hipotecario and the intangible value of customer relationships.

This identification process and the respective determination of current values call for complex determinations and significant estimates.

The Company use information contained in valuations carried out by independent experts as primary basis to assign the price paid to plots of land, buildings, shopping malls, inventory and hotels of the acquired companies. The amounts assigned to the rest of assets and liabilities are based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of acquired tangible values considers the value of the property as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as they would increase the negative goodwill generated by these acquisitions upon the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the Statements of Income at the time of the acquisition.

If the price paid is larger than the value of the tangible and intangible assets and liabilities identified, the excess is considered to be positive goodwill.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

Considering the participation in Cactus acquired during the previous fiscal year, according to mentioned in Note 2.k.3, the Company is now analyzing the fair values of acquired assets and liabilities identifiable according to the provisions under Technical Resolution No. 21 caption 1.3.1.

3. Goodwill

•	Negative goodwill

As provided by Technical Resolution No. 21, the negative goodwills have been valued at cost restated as of February 28, 2003 as the case may be, which was calculated as the difference between the value paid and the fair value of the equity interest acquired, the latter being determined as established in note 2.k.2.

The amortization of the negative goodwill is recognized over a period equal to the weighted average of the remaining useful life of identifiable assets that are subject to depreciation, which ranges from 20 to 30 years for the IRSA interest and of 5 years for BrasilAgro interest or in an accelerated manner, the party proportional to the negative goodwill so long as IRSA and BrasilAgro disposes its identifiable assets. Amortizations have been classified in the account “Gain (loss) on equity investees” in the Statements of Income.

•	Goodwill

As provided by Technical Resolution No. 21, the goodwill related to the equity interest in IRSA and BrasilAgro has been valued at cost, which was calculated as the difference between the value paid for such investments and the fair value of the equity interests acquired, the latter being determined as established in note 2.k.2.

The goodwill related to acquiring an additional interest in Cactus, during the previous fiscal year, has been valued at cost, which was calculated as the difference between the value paid and the book value of the interest acquired. As to this goodwill, the Company is currently analyzing the fair value of assets and liabilities acquired identified as provided by Technical Resolution No. 21, caption 1.3.1.

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill related to equity interests in IRSA and BrasilAgro generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

As provided by Technical Resolution No. 18, if the Company determines that the goodwill has an undefined useful life, its amortization will not be computed and its recoverable value should be compared at each year-end to verify whether its value has decreased, allocating losses for impairment in value to income for the year in which such losses were determined, if applicable.

l. Other investments

•	Investments in debt securities

IRSA and APSA’s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

m. Property and Equipment

•	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin or its cost when corresponding.

•	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

•	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or the fiscal year.

n. Intangible assets

Intangible assets are related to pre-operating expenses resulting from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B. Such expenses are amortized by the straight-line method over five year starting upon the beginning of operations in such countries.

The value of these assets does not exceed their estimated recoverable value as of period-end or year-end.

o. Shareholders’ equity

Balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

p. Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of repurchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 18).

q. Paid-in capital

•

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus Argentina S.A. generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

•	Options issued: the value of options issued by the Company, which was determined as provided in Note 15, has been allocated to the account Paid-in Capital.

r. Conversion of financial statements of companies located abroad

1. Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation difference” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

The companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, whose operation are entirely carried out abroad, and carried out with a considerable degree of autonomy from the Company.

Likewise, the translation difference from our interest in IRSA Inversiones y Representaciones Sociedad Anónima is included.

2. Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate effect as of the period-end. Assets and liabilities denominated in foreign currency prior-period end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain (loss) on equity investees”.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions as they are carried out with a considerable degree of dependence and they financed with funds from the Company.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

s. Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the period through the closing date of these financial statements.

Cattle and grain production cost calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customer.

Cost of sales is determined considering the net realization values of products in the month in which are sold.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedule F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The closed positions are recognized as a difference between the exercise price and their close price; and the open positions at the period-end, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets.

The rest of income for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2: (Continued)

t. Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%) (Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

u. Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal period-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2007	309,576,220	309,576,220	309,576,220

Conversion of notes in common stock - Fiscal Year 2008 (1)	5,343,374	5,343,374	5,343,374

Exercise of Warrants - Fiscal Year 2008 (1)	5,855,178	5,855,178	5,855,178

Capital Increase - Fiscal Year 2008 (Nota 15)	180,000,000	180,000,000	180,000,000

Exercise of Options (Note 15) - Fiscal Year 2008	757,093	757,093	757,093

Exercise of Options (Note 15) - Fiscal Year 2009	6,745	6,745	6,745

Common and treasury stock as of September 30, 2009	501,538,610	501,538,610	501,538,610

(1)	Correspond to the issue of Convertible Notes for US$ 50 million and Warrants for 50 million, which fell due on November 14, 2007.

As of September 30, 2009, the capital authorized to be publicly offered is formed of 501,538,610 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

As of September 30, 2009 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal / currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
Futures
Sell
Corn	900	24	—	—	72
Soybean	36,200	1,377	—	—	3,246
Wheat	10,000	266	—	—	(524)
US$	—	—	—	—	4,490 (a)

Options
Purchase Call
Soybean	10,880	—	540	17	(523)

Sell Call
Soybean	20,920	505	(789)	(265)	524
Corn	9,500	141	(132)	(49)	83

Purchase Put
Soybean	10,880	—	408	195	(213)

Sell Put
Soybean	4,760	—	(76)	(48)	28

Total	104,040	2,313	(49)	(150)	7,183

(a)	Corresponds to: a Future Sell of US$ 19.5 million composed of: (i) US$ 5 million and US$ 3.5 million with Standard Bank due in March 31, 2010 and April 30, 2010 respectively; (ii) US$ 2 million with Itau Bank due in April 30, 2010; and (iii) two of US$ 4.5 million with APSA due in December 31, 2009. The gain generated as of September 30, 2009 are shown within financial results of the Statements of Income.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 4: (Continued)

As of September 30, 2008 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
Futures
Purchase
US$	—	—	—	—	2,473 (a)

Sell
Corn	16,500	357	—	—	968
Soybean	2,700	84	—	—	351
Wheat	5,400	117	—	—	360
Sunflower	100	15	—	—	184

Options
Purchase Call
Corn	6,350	—	62	1	(61)

Sell Call
Corn	4,000	42	(89)	(21)	68
Soybean	3,000	30	(54)	(18)	36

Purchase Put
Corn	16,510	—	633	696	63
Soybean	72,760	—	2,930	6,184	3,254

Sell Put
Corn	16,510	—	(281)	(256)	25
Soybean	64,600	—	(1,602)	(3,855)	(2,253)

Total	208,430	645	1,599	2,731	5,468

(a)	Corresponds to a future of purchase of 40,7 million Dollars composed of (i) US$ 4,1 million, US$ 2,0 million and US$ 4,1 million with Santander Río Bank due for 03/31/2009, (ii) US$ 5,3 million with Itaú Bank due for 03/31/2009; (iii) US$ 10,0 million and U$S 5,0 million with Macro Bank due for 03/31/2009; and (iv) US$ 5,2 million and U$S 5,0 million with Standard Bank due for 03/31/2009. The gains generated as of September 30, 2008 are shown within financial results in the Statements of Income.

Crops: As of September 2009 and 2008 the Company recognized results of Ps. 1,850 (income) and Ps. 3,559 (income), respectively, to reflect the closing of the transactions carried out during such periods. This results are disclosed a part of the statement in the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of September 30, 2009 and 2008 the Company charged to results Ps. 4,366 (income) and Ps. 2,473 (income), respectively, for those transactions carried out during such periods. This results are disclosed as part of the line “Gain on hedging operations” in the Statements of Income.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements, except the results from the investment in the subsidiary BrasilAgro S.A.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of September 30, 2009 include a charge in the Statements of Income by this concept for Ps. 6,803. The financial statements as of September 30, 2008 do not include any change in the Statements of Income by this concept.

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities, as of September 30, 2009 are detailed as follows:

	Cumulative tax loss carryforwards	Investments	Fixed Assets	Inventories	Cash in foreign currency	Accruals	Total
Initial balance	261	—	(43,603)	(21,795)	(437)	302	(65,272)
Incorporated by merger	—	(8)	(95)	(929)	—	510	(522)
Gain recognized	6,823	8	78	220	492	83	7,704
Closing balance	7,084	—	(43,620)	(22,504)	55	895	(58,090)

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 6: (Continued)

As of September 30, 2009, net liabilities at period-end as per the information included in the preceding table amount to Ps. 58,090.

As mentioned in Note 1.b. the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 91,095. It is estimated that this liability will end up according to the detail that follows:

Term	Total
1 year	4,327

2 years	4,137

3 years	4,096

Over 3 years	65,460

No term	13,075

Total	91,095

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	September 30, 2009	September 30, 2008
Net income before income tax	54,123	(36,171)
Tax rate	35%	35%

Net income at tax rates	18,943	(12,660)
Permanent differences at tax rate:
Restatement into constant currency	31	47
Donations	1	3
Results from controlled and equity investees companies	(27,115)	13,145
Shareholders’ personal asset tax	711	742
Miscellaneous permanent differences	(275)	(49)

Income tax (benefit) expense	(7,704)	1,228

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 20,240 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2010	20,240	2015

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 6: (Continued)

Minimum presumed income tax credits booked by the Company, which were pending use as of the period-end, amount to Ps. 25,161 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	5,808	2019
2010	1,601	2020

The following table shows the evolution and composition of deferred tax Assets and Liabilities, as of June 30, 2009:

	Cumulative tax loss carryforwards	Cash in foreign currency	Fixed Assets	Inventories	Accruals	Total
Initial balance	13,479	8,058	(43,747)	(19,928)	1,162	(40,976)
(Loss) Gain recognized	(13,218)	(8,495)	144	(1,867)	(860)	(24,296)
Closing balance	261	(437)	(43,603)	(21,795)	302	(65,272)

As of June 30, 2009, net liabilities at period-end as per the information included in the preceding table amount to Ps. 65,272.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 7: RELATED PARTIES:

a. Balances as of September 30, 2009 and 2008 and June 30, 2009 with Subsidiaries, related companies and related parties:

	September 30, 2009	June 30, 2009	September 30, 2008
IRSA Inversiones y Representaciones S.A.(1)
Current Trade accounts receivable	—	—	16
Current Investments
- Interest Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	1,805	4,458	212
- Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	—	—	9,285
Non-current Investments
- Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	64,117	61,204	—
Current Trade accounts payable	471	6,661	—

Inversiones Ganaderas S.A. (1)
Current Trade accounts receivable	—	—	169
Current Other receivables	—	358	3,405
Current Trade accounts payable	—	494	—

Futuros y opciones.Com S.A. (1)
Current Trade accounts receivable	9,213	6,446	13,269
Current Other receivables	24	24	24

Cactus Argentina S.A. (3)
Current Trade accounts receivable	—	17	355
Current Other receivables	11	8,935	3,510
Current Trade accounts payable	716	—	—

Agropecuaria Acres del Sud S.A. (4)
Current Trade accounts receivable	1,969	1,771	—

Agrology S.A. (1)
Current Trade accounts receivable	189	46	4
Current Other receivables (5)	—	142	101,758

Agro-Uranga S.A. (3)
Current Other receivables	—	39	—

Fundación IRSA (4)
Current Other liabilities	1,073	1,073	1,073

Cyrsa S.A. (4)
Current Trade accounts payable	30	40	40

Inversora Bolívar S.A. (4)
Current Trade accounts payable	660	323	77

Alto Palermo S.A. (4)
Current Investments
- Interest Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	588	208	—
Non-Current Investments
- Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	8,583	8,133	—
Current Other receivables	1,801	243	—
Current Trade accounts payable	604	587	755

Shopping Alto Palermo S.A. (4)
Current Trade accounts payable	2	2	1

Comercializadora los Altos S.A. (4)
Current Trade accounts receivable	—	1	1

BrasilAgro-Compahia Brasileira de Propriedades Agrícolas (3)
Current Trade accounts receivable	17	13	—
Current Other receivables	—	—	306

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 7: (Continued)

	September 30, 2009	June 30, 2009	September 30, 2008
Agropecuaria Anta S.A. (1)
Current Trade accounts receivable	—	1,004	—
Current Other receivables	—	—	30,937
Current Trade accounts payable	1,782	—	169

Tarshop S.A. (4)
Current Trade account receivable	204	163	—

Consultores Asset Management S.A. (4)
Current Trade accounts receivable	105	58	—
Current Other receivables	—	3,821	1,281
Current Other liabilities	586	—	—

Dolphin Fund PLC
Current Other receivables	—	27,471	—

Credits to employees (4)
Current Other receivables	135	177	169

Estudio Zang, Bergel & Viñes (4)
Current Trade account payables	508	245	476

Helmir S.A. (4)
Current Trade accounts receivable	23	23	—

Cresca S.A (4)
Current Other receivables	442	—	—

Directors (4)
Current Other liabilities	273	227	324

(1)	Subsidiary
(2)	Shareholder
(3)	Related company
(4)	Related party
(5)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the fiscal periods ended as of September 30, 2009 and 2008:

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	Period	Sales and Fees for shared services	Salaries and journals	Fees	Livestock expenses	Interest income (loss)	Administrative services	Others
Agro-Uranga S.A.	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	215
Alto Palermo S.A.	2010	(89)	—	—	—	378	—	1,558
	2009	(192)	—	—	—	—	—	(3)
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	408	—
Tarshop S.A.	2010	33	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2010	—	—	(6,803)	—	—	—	—
	2009	—	—	—	—	—	—	—
Cactus Argentina S.A.	2010	—	—	—	(851)	9	42	1
	2009	—	—	—	(242)	118	44	269
Directors	2010	—	(132)	—	—	—	—	—
	2009	—	(127)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2010	—	—	(129)	—	—	—	—
	2009	—	—	(540)	—	—	—	—
Futuros y Opciones.Com S.A.	2010	—	—	—	—	123	—	(139)
	2009	—	—	—	—	—	—	(108)
Inversiones Ganaderas S.A.	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	149	—	27
Agropecuaria Anta S.A.	2010	—	—	—	—	—	—	(3,527)
	2009	—	—	—	—	741	—	(474)
Inversora Bolívar S.A.	2010	—	—	—	—	—	(9)	(462)
	2009	—	—	—	—	—	—	(97)
IRSA Inversiones y Representaciones Sociedad Anónima	2010	(229)	—	—		2,706	—	—
	2009	(14)	—	—	—	304	—	—
Agrology S.A.	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	4,288	—	—
Credits to employees	2010	—	—	—	—	1	—	—
	2009	—	—	—	—	—	—	—

Total 2010		(285)	(132)	(6,932)	(851)	3,217	33	(2,569)

Total 2009		(206)	(127)	(540)	(242)	5,600	452	(171)

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8: DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

a. Cash and banks

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Cash	100	154	115
Foreign currency (Schedule G)	67	46	21
Local currency checking account	2,951	1,760	1,969
Foreign currency checking account (Schedule G)	1,014	4,466	23,013
Local currency saving account	124	84	192
Foreign currency saving account (Schedule G)	204	180	636
Checks to be deposited	732	930	150

	5,192	7,620	26,096

b. Investments and Goodwill

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Temporary investments
Temporary investments (Schedules C and G)	5,282	13,507	297,458

	5,282	13,507	297,458

Investment
Investment on controlled and equity investees (Notes 12 and Schedule C)	1,595,643	1,463,153	894,604

	1,595,643	1,463,153	894,804

Other investments
Other investments (Schedule C and G)	72,721	69,358	262

	72,721	69,358	262

c. Trade accounts receivable, net

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Current
Accounts receivable for agricultural business	18,898	19,730	21,647
Less:
Allowance for doubtful accounts (Schedule E)	(501)	(501)	(465)
Accounts receivable in foreign currency (Schedule G)	1,747	7,251	1,460
Trade accounts receivables secured by mortgage (Schedule G)	7,382	6,968	5,815
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	11,720	9,542	13,814

	39,246	42,990	42,271

Non-Current
Trade accounts receivables secured by mortgage (Schedule G)	—	2,153	5,535

	—	2,153	5,535

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8: (Continued)

d. Other receivables

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Current
VAT Credit	32,732	25,632	20,558
Gross sales tax and other tax credit	431	471	183
Income tax credit and advances (net of accrual for income tax)	5,093	7,356	13,167
Tax on minimum presumed income	3,729	867	—
Guarantee deposits (Note 4 and Schedule G)	2,369	1,489	345
Collected premiums (Note 4 and Schedule G)	212	743	6,881
Prepaid leases	15,176	75	30,549
Prepaid expenses	355	451	220
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	2,413	41,210	141,390
Financial operations to liquidate	—	—	2,473
Others	3,261	759	2,888

	65,771	79,053	218,654

Non-current
Tax on minimum presumed income	23,551	23,551	19,535
VAT and other tax credits	7,103	7,141	8,287
Prepaid leases	—	33	—

	30,654	30,725	27,822

e. Inventories

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008
Current
Unharvested crops	5,401	5,160	11,995
Beef cattle	21,753	18,179	15,116
Crops	19,041	42,250	20,506
Seeds and fodder	2,068	2,825	2,162
Materials and others	35,299	18,548	30,691

	83,562	86,962	80,470

Non-Current
Beef cattle	72,174	74,757	67,527

	72,174	74,757	67,527

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8: (Continued)

f. Trade accounts payable

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Current
Suppliers in local currency	1,899	377	3,348
Suppliers in foreign currency (Schedule G)	21,864	39,167	20,412
Accrual for inputs and other expenses (Schedule G)	25,585	11,951	14,616
Accrual for cereal expenses	156	1,252	12
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	4,773	8,352	1,518

	54,277	61,099	39,906

g. Short-term debts

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Bank Loans (Schedule G)	171,445	187,741	88,841
Foreign financial loans (Schedule G)	—	—	25,080
Non-convertible Notes Class I (Note 19)	15,500	—	—
Non-convertible Notes Class II (Note 19 and Schedule G)	34,461	—	—
Expenses issuance Non-convertible Notes	(500)	—	—
Interest payable Non-convertible Notes	252	—	—
Guarantees paid (Schedule G)	—	—	(10,523)
Accrued interest-Bank loans (Schedule G)	5,113	3,782	2,922
Accrued interest-Foreign financial loans (Schedule G)	—	—	260

	226,271	191,523	106,580

h. Salaries and social security payable

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Accrual for vacation and annual bonus	2,721	4,244	1,930
Social security taxes payable	1,728	932	1,161
Health care payable	584	41	575

	5,033	5,217	3,666

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8: (Continued)

i. Taxes payable

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Current
Tax on minimum presumed income (Note 2.u.)	883	2,207	7,565
Tax on shareholders’ personal assets	2,337	2,938	—
Taxes withheld for income tax	1,204	212	1,231
VAT withholdings	—	—	61
Gross sale tax payable	256	269	242
Property tax payable	54	53	47
Others	24	3	2,121

	4,758	5,682	11,267

Non-Current
Deferred income tax (Note 6)	58,090	65,272	42,204
Moratorium-Tax on personal assets	2,620	2,773	—

	60,710	68,045	42,204

j. Other liabilities

The breakdown for this item is as follow:

	September 30, 2009	June 30, 2009	September 30, 2008

Premiums collected (Note 4 and Schedule G)	362	543	4,150
Debt for purchase of shares (Schedule G)	—	—	15,099
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7)	1,932	1,300	1,397
Others	—	—	166

	2,294	1,843	20,812

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8: (Continued)

k. Gain (loss) on equity investees

The breakdown for this item is as follow:

	September 30, 2009 Gain/(loss)	September 30, 2008 Gain/(loss)

IRSA Inversiones y Representaciones Sociedad Anonima
- Result equity method	66,030	(30,900)
- Amortization of negative goodwill	9,053	3,000
- Elimination of amortization of issuing expenses of non-convertible notes IRSA and APSA (1)	54	—
- Accrued financial results of non-convertible notes IRSA and APSA (1)	(2,059)	—
- Elimination of exchange difference of non-convertible notes IRSA and APSA (1)	450	—
- Amortization of higher values	(2,915)	(407)
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
- Result equity method	602	(2,505)
- Amortization of negative goodwill	1,128	—
Cactus Argentina S.A.
- Result equity method	(343)	(519)
Agro-Uranga S.A.
- Result equity method	(342)	(63)
Inversiones Ganaderas S.A.
- Result equity method	(13)	(495)
Agropecuaria Anta S.A.
- Result equity method	(853)	(772)
- Amortization of concession right	(175)	(175)
- Amortization of three plantations (wood)	(32)	(32)
Futuros y Opciones.Com S.A.
- Result equity method	(94)	109
Agrology S.A.
- Result equity method	5,197	(4,974)
- Amortization of preoperative expenses	(75)	—

	75,613	(37,733)

(1)	Corresponds to the acquisition of non-convertible notes of IRSA and APSA acquired during the fiscal year ended June 30, 2009 (Note 20).

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 9: Assets based on their estimated collection term

Based on their estimated collection term collection term	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
2nd quarter 2009/2008	—	—	—	—	—	36,456	—	—	29,793
3rd quarter 2009/2008	—	—	—	—	—	—	—	—	12,404
4th quarter 2009/2008	—	—	—	—	—	3,986	—	—	3,340
1st quarter 2010/2009	—	4,458	—	—	38,398	1,830	—	41,891	1,178
2nd quarter 2010/2009	588	208	—	31,864	—	3,761	17,472	8,727	—
3rd quarter 2010/2009	1,805	—	—	—	—	—	15,753	11,819	—
4th quarter 2010/2009	—	—	—	4,719	4,592	—	13,253	3,045	—
1st quarter 2011/2010	—	—	—	2,663	2,153	1,773	3,505	—	—
3rd quarter 2017/2016	64,117	61,204	—	—	—	—	—	—	—
4th quarter 2017/2016	8,583	8,133	—	—	—	—	—	—	—
With no stated current term	2,889	8,841	297,458	—	—	—	15,788	13,571	171,938
With no stated non-current term	21	21	262	—	—	—	30,654	30,725	27,823

Total	78,003	82,865	297,720	39,246	45,143	47,806	96,425	109,778	246,476

Assets classified according to their interest rate

Interest in rate that they accrue	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
At fixed interest rate	72,700	69,337	9,285	7,359	8,872	11,350	135	177	—
At variable interest rate	2,889	8,841	287,961	—	—	—	56	37,261	128,634
Non-interest bearing	2,414	4,687	474	31,887	36,271	36,456	96,234	72,340	117,842

Total	78,003	82,865	297,720	39,246	45,143	47,806	96,425	109,778	246,476

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 9: (Continued)

Liabilities based on their estimated payment term

Based on their estimated payment term	Trade accounts payable			Short-term debts			Salaries and social security payable
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
2nd quarter 2009/2008	—	—	39,906	—	—	21,415	—	—	2,898
3rd quarter 2009/2008	—	—	—	—	—	16,161	—	—	—
4th quarter 2009/2008	—	—	—	—	—	—	—	—	—
1st quarter 2010/2009	—	61,099	—	—	46,201	—	—	4,428	768
2nd quarter 2010/2009	54,277	—	—	50,562	69,211	—	4,020	789	—
3rd quarter 2010/2009	—	—	—	33,589	—	—	—	—	—
4th quarter 2010/2009	—	—	—	68,733	—	—	—	—	—
1st quarter 2011/2010	—	—	—	19,463	—	—	1,013	—	—
With no stated current term	—	—	—	53,924	76,111	69,004	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—

Total	54,277	61,099	39,906	226,271	191,523	106,580	5,033	5,217	3,666

Based on their estimated payment term	Taxes payable			Other liabilities			Allowances
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
2nd quarter 2009/2008	—	—	1,582	—	—	20,812	—	—	—
3rd quarter 2009/2008	—	—	7,565	—	—	—	—	—	—
4th quarter 2009/2008	—	—	2,120	—	—	—	—	—	—
1st quarter 2010/2009	—	4,902	—	—	543	—	—	—	—
2nd quarter 2010/2009	4,309	628	—	948	1,300	—	—	—	—
3rd quarter 2010/2009	297	76	—	1,346	—	—	—	—	—
4th quarter 2010/2009	76	76	—	—	—	—	—	—	—
1st quarter 2011/2010	76	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	60,710	68,045	42.204	—	—	—	1,771	286	85

Total	65,468	73,727	53,471	2,294	1,843	20,812	1,771	286	85

Liabilities classified according to their interest rate

Interest in rate that they accrue	Trade accounts payable			Short-term debts			Salaries and social security payable
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
At fixed interest rate	—	6,350	4,869	145,931	190,597	106,133	—	—	—
At variable interest rate	—	—	—	74,975	—	—	—	—	—
Non-interest bearing	54,277	54,749	35,037	5,365	926	447	5,033	5,217	3,666

Total	54,277	61,099	39,906	226,271	191,523	106,580	5,033	5,217	3,666

Interest in rate that they accrue	Taxes payable			Other liabilities			Allowances
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	June 30, 2009	September 30, 2008
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	65,468	73,727	53,471	2,294	1,843	20,812	1,771	286	85

Total	65,468	73,727	53,471	2,294	1,843	20,812	1,771	286	85

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, in commission, an agreement of purchase with possession for the purchase of 115 hectares from a portion of an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million will be paid by granting the title deed for such property.

b)	On July 24, 2008, IGSA and consequently the Company due to the merger process described in Note 13, executed a title deed conveying ownership for the sale of two plots of land belonging to the establishment “El Recreo” (1,829 hectares), located in the Province of Catamarca. The transaction was agreed upon at US$ 0.4 million out of which US$ 0.3 million was collected at the closing of these financial establishments.

The balance of US$ 0.1 million will be collected in July 2010, plus interest equivalent to the Libor rate plus 3%.

c)	On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, which have been fully paid.

d)	On October 7, 2008, the Company executed a preliminary sales agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$ 0.5 million.

On April 7, 2009, the title deed was executed and the balance of US$ 0.2 million was collected.

e)	On September 30, 2009, the entire mortgage for purchasing the establishment “San Pedro” was settled by paying US$ 1.8 million including interest.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12: INVESTMENTS IN COMPANIES

1. Cresud – International

a) BrasilAgro – Companhia de Propriedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders’ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors’ and administrators’ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud’s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are vehicules of investment used by people related to Cresud S.A.C.I.F. y A.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana’s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12: (Continued)

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders’ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud, in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432.0 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud had a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud amounts to 43,205 shares which was equivalent to 7.4% of the capital stock of BrasilAgro.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12: (Continued)

As compensation for having founded the Company Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of September 30, 2009, the Company has not registered any value for the holding of such options.

During fiscal year ended June 30, 2008, Cresud acquired 4,086,800 shares for Ps. 83,959. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 14.39%, which was registered in accordance with the acquisition method as stated in note 2.k.2.

During the previous fiscal year, Cresud acquired 2,776,000 shares of BrasilAgro for Ps. 25,455. Such purchase generated a variation in the interest in BrasilAgro, from 14.39% to 19.14%.

Over the present period, the Company did not make any purchase of additional shares from this company.

To date BrasilAgro has acquired its first eight properties, which represent 165,373 hectares.

b) Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with Inversiones Ganaderas S.A., have made over the period, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 34,270.

2. Cresud – Local

a) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12: (Continued)

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,297 having Tyson subscribed 100% by paying Ps. 16,694.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud S.A.C.I.F. y A. 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, at June 30, 2007 Cresud registered as paid in capital for such operation an amount of Ps. 1,658.

In association with Tyson Foods Inc. and Cactus Feeders Inc., Cactus has started an undertaking in Argentina that will be the country’s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Shareholders’ Agreement with Cactus Feeders Inc.

On June 30, 2009, Cresud executed a shareholders’ agreement with Cactus Feeders Inc. for the acquisition of its equity interest of 24% in Cactus Argentina S.A. and of 0.24% in EAASA. Based on such agreement, Cresud paid the amount of US$ 1.2 million for 12% in Cactus and 0.24% in EAASA. Consequently, Cresud’s equity interest in Cactus increased from 24% to 36% and from 0.24% to 0.48% in EAASA. Cactus’s remaining 12% was acquired by our subsidiary Helmir S.A., which will pay the amount of US$ 1.2 million on June 30, 2010 plus interest at 4% p.a.

On July 2, 2009, the Company assigned a receivable for Ps. 2,245 that it carried with Cactus Argentina S.A. to Helmir S.A., controlled by Agrology S.A.

Likewise, the Company has decided to capitalize the remaining receivable that it carried with Cactus Argentina S.A.

As all Cactus Argentina S.A.’s shareholders have capitalized according to their equity interests, the Company’s interest in Cactus Argentina S.A. has remained unchanged.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12: (Continued)

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,840.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 13,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

On May 15, 2007 Cresud acquired 0.57% of the EAASA shareholding by the acquisition of 120 shares of the latter to Cactus. Afterwards, the Company’s holdings in EAASA had decreased to a 0.24%.

On June 30, 2009, as mentioned in the preceding point, EAASA’s interest increased from 0.24% to 0.48%.

During the present period, it decreased to 0.45% as Cactus Argentina S.A. has made contributions.

b) IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2007, our interest amounted to 25.01% representative of 116,305,767 shares. Between September and November 2007, we acquired additional 82.5 million shares of common stock by (i) converting US$ 12 million convertible notes at 8% falling due in November 2007 into 22 million shares of common stock and (ii) exercising all our options to acquire 60.5 million shares of common stock for a total purchase price of US$ 39.6 million. During the previous fiscal year, we acquired 91,899,125 shares amounting to US$ 47.4 million, increasing our direct interest to 50.23% as of June 30, 2009. (Note 2.k.2 and Schedule C).

Over the present period, the Company did not make any purchase of additional shares from this company.

c) Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.)

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that Agropecuaria Anta S.A. carried with it as of May 15, 2009 for Ps. 41,823 million contributing 90% on its own behalf and 10% on behalf of Inversiones Ganaderas S.A.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12: (Continued)

As June 30, 2009, the Extraordinary and Unanimous Shareholders’ Meeting of Agropecuaria Anta S.A., unanimously approved the conversion of debt into equity, hence the capital stock stands at Ps. 43,158.

During the current period, the Company made irrevocable contributions for Ps. 1,000, 90% on its own behalf and 10% on behalf of Inversiones Ganaderas S.A.

d) Inversiones Ganaderas S.A.

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that Inversiones Ganaderas S.A. carried with it as of May 15, 2009 for Ps. 13,612.

As of June 30, 2009, the Ordinary and Unanimous Shareholders’ Meeting of the Company unanimously approved the conversion of debt into equity; hence the capital stock stands at Ps. 25,281.

On September 11, 2009, the Company and Consultores Assets Management S.A. (CAMSA) executed an agreement for the purchase and transfer of shares for the only share that the latter carried in Inversiones Ganaderas S.A. Due to such transaction, as of September 30, 2009, the Company carried a 100% interest in Inversiones Ganaderas S.A.’s capital stock.

After Company’s the spin-off – merger into Inversiones Ganaderas S.A., mentioned in Note 13, the capital stock decreased to Ps. 12,914.

During such period, Cresud made irrevocable contributions to Inversiones Ganaderas S.A. for Ps. 1,128.

NOTE 13: SPIN-OFF OF INVERSIONES GANADERAS S.A. AND MERGER INTO CRESUD S.A.C.I.F. Y A.

On September 25, 2009, the Company and Inversiones Ganaderas S.A. executed a preliminary spin-off – merger agreement by which it was agreed IGSA’s spin-off by a 48.92% so that it merged into by Cresud, retroactively to July 1st, 2009.

Likewise, the purpose of the preliminary spin-off – merger agreement is reorganizing the investments in assets.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 13: (Continued)

Below are detailed, but not limited to, the assets that remain at IGSA Residual, according to the preliminary spin-off – merger agreement:

Company	Number of shares of Inversiones Ganaderas S.A.
Agropecuaria Anta S.A.	4,315,811
Agrology S.A.	5,684,398
Agropecuaria Acres del Sud S.A.	2
Aguaribay Agropecuaria S.A.	2
Calden Agropecuaria S.A.	2
Itín Agropecuaria S.A.	2
Ñandubay Agropecuaria S.A.	2
Ombú Agropecuaria S.A.	2
Yatay Agropecuaria S.A.	2
Yuchán Agropecuaria S.A.	2

All of IGSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

It is to be expressly noted that the Company’s annual general shareholders’ meeting held on October 29, 2009 decided an adjournment for November 27, 2009 on which date the general meeting shall consider the approval of the documentation concerning the spin-off and merger in its entirety (Note 22.a).

NOTE 14: NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 93,580 whose treatment is being considered by the Board of Directors and the respective Management (Note 19).

NOTE 15: CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 15: (Continued)

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares which are treasury stock, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During fiscal year 2008, 2,271,290 options were exercised; consequently, 757,093 shares of common stock were issued for Ps. 3,986.

During fiscal year 2009, 20,237 options were exercised; consequently, 6,745 shares of common stock were issued for Ps. 37.

In the current period, no options were exercised.

NOTA 16: “EXAGRIND S.A. LAWSUIT – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES”

Because of the merge with Inversiones Ganaderas S.A., Note 13, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 16: (Continued)

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

NOTE 17: RESTRICTED ASSETS

In accordance with Note 16 to the financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by the Company in substitution for a more burdensome measure that had been previously ordered.

NOTE 18: REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices show.

On October 10, 2008, the Company’s Board of Directors decided to change the minimum price of the plan to repurchase treasury stock made public on August 26, 2008. Taking into account the atypical market behavior, it was decided to a floor of Ps. 2.13 subject to an Ps./US$ exchange rate Ps. 3.2235 per share, which implies that changes in the exchange rate will in turn adjust the limit automatically.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 18: (Continued)

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a US$/Ps. exchange rate of Ps. 3.24 per share.

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of the shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR’s”) representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively (Note 22.a).

NOTA 19: PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

During August 2009, based on the powers granted by the shareholders to the Board of Directors, the Company has approved the issuance of the Company’s First Class I and Class II Series of Non-convertible notes up to a face value of Ps. 50,000 under the Global Corporate Bond Issuance Program for a face value of up to US$ 50 million.

During the current period, the First Series of Corporate Bonds was subscribed and issued for Ps. 50,000 in two classes. Class I for Ps. 15,500 at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34,500 at a fixed rate of 7.2% falling due 365 after issuance date.

The terms and conditions of such non-convertible notes require that the Company complies with certain obligations that have been specified in the respective price supplement.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 20: ACQUISITION OF IRSA’S AND APSA’S NEGOTIABLE OBLIGATIONS

During fiscal year ended June 30, 2009, the Company acquired US$ 33.1 million of face value of Notes related to the series issued by IRSA in February 2007 at an average listed price of US$ 0.47. The total amount paid stood at US$ 15.6 million.

Additionally, the Company acquired a face value of US$ 5 million in Note issued by APSA in May 2007 at a listed price of US$ 0.42. The total amount paid stood at US$ 2.1 million.

Both transactions yielded income for Ps. 73,875, recognized on fiscal year ended June 30, 2009.

NOTE 21: COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 22: EVENTS AFTER THE BALANCE SHEET DATE

a. Meeting of Shareholders

General and Extraordinary Shareholders’ Meeting held on October 29, 2009 approved the following:

•	Annual Report and financial statements ended June 30, 2009;

•	Appropriating 5% on income for the year ended June 20, 3009 to the legal reserve;

•	Distributing cash dividends for Ps. 60,000;

•	The prorated allocation among shareholders of shares previously repurchased by Cresud, for an amount of up to 25,000,000, deferring the treatment of the balance of 5,000,000 shares;

•

That the balance of the income for the year be brought forward to the new year, empowering the Board of Directors to use the freely-available balance and reserves mentioned above according to the Company’s need, subject to approval by the shareholders’ meeting;

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 22: (Continued)

•

That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 8,127 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision;

•

The issuance of securities representing short-term debt (“VCP”) in the form of simple Non-convertible notes, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 30 million;

•

Adjourning the meeting until, November 27, 2009, to consider the special balance sheet for the spin-off and merger of Inversiones Ganaderas S.A. (IGSA); and the Company’s special balance sheet, all prepared as of June 30, 2009; the Statutory Audit Committee’s Report and the Auditor’s Report, and the Preliminary Spin-off and Merger Agreement executed with IGSA on September 25, 2009.

b. Acquisition of BrasilAgro’s shares

After the period-end, the Company acquired 2,192,500 shares of BrasilAgro for US$ 14.2 million, increasing its interest from 19.14% to 22.89%.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule A

					Depreciation
Principal Account	Value at the the beginning of the year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the period/year	Rate %	Accumulated at the beginning of the year	Additions (3)	Decrease of the period/year	Current period/year (1)	Accumulated at the end of the period/year	Net carrying Value as of September 30, 2009	Net carrying Value as of June 30, 2009	Net carrying Value as of September 30, 2008
Real estate	199,254	2,583	—	201,837	—	—	—	—	—	—	201,837	199,253	167,489
Wire fences	9,146	1,096	—	10,242	3	1,067	627	—	81	1,775	8,467	8,078	5,172
Watering troughs	6,893	1,160	—	8,053	5	1,542	240	—	93	1,875	6,178	5,349	4,197
Alfalfa fields and meadows	7,121	1,230	—	8,351	12-25-50	3,145	384	—	359	3,888	4,463	3,976	3,428
Buildings and constructions	40,116	483	—	40,599	2	4,475	466	—	207	5,148	35,451	35,641	30,362
Machinery	12,030	390	—	12,420	10	8,705	174	—	146	9,025	3,395	3,324	3,570
Vehicles	3,470	40	—	3,510	20	1,726	40	—	129	1,895	1,615	1,745	1,086
Tools	264	4	—	268	10	165	—	—	4	169	99	99	62
Furniture and equipment	1,340	44	—	1,384	10	978	13	—	16	1,007	377	363	268
Feeder and drinking troughs	55	49	—	104	20	2	—	—	1	3	101	53	20
Corral and leading lanes	1,285	48	—	1,333	3	201	37	—	10	248	1,085	1,084	763
Roads	3,004	148	—	3,152	10	1,100	108	—	62	1,270	1,882	1,904	1,473
Facilities	16,994	170	—	17,164	10-20-33	8,868	145	—	265	9,278	7,886	8,126	7,500
Computer equipment	2,265	1	—	2,266	20	1,953	—	—	86	2,039	227	313	616
Silo plants	1,277	—	—	1,277	5	613	—	—	19	632	645	664	720
Constructions in progress	3,453	6,000	268	9,185	—	—	—	—	—	—	9,185	3,453	17,028
Advances to suppliers	1,501	—	539	962	—	—	—	—	—	—	962	1,503	14,661

Total as of September 30, 2009	309,468	13,446	807	322,107		34,540	2,234	—	1,478	38,252	283,855	—	—

Total as of June 30, 2009	266,358	54,713	11,603	309,468		29,782	—	627	5,385	34,540	—	274,928	—

Total as of September 30, 2008	266,358	23,787	804	289,341		29,781	—	170	1,315	30,926	—	—	258,415

(1)	Included in Schedule H.
(2)	It includes additions for Ps. 8,069 incorporated by merger with IGSA.
(3)	Incorporated by merger.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule B

				Depreciation
Principal Account	Values at the beginning of the year	Additions and/or transfers	Value at the end of the period/year	Rate %	Accumulated at the beginning of the year	Amount (1)	Accumulated at the end of the period/year	Net carrying value as of September 30, 2009	Net carrying value as of June 30, 2009	Net carrying value as of September 30, 2008
Preoperative Expenses (Bolivia)	842	—	842	20	84	42	126	716	758	—
Preoperative Expenses (Paraguay)	671	—	671	20	56	33	89	582	615	—

Total as of September 30, 2009	1,513	—	1,513		140	75	215	1,298	—	—

Total as of June 30, 2009	—	1,513	1,513		—	140	140	—	1,373	—

Total as of September 30, 2008	—	—	—		—	—	—	—	—	—

(1)	Included in gain on equity investees in the Statements of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule C

							INFORMATION ON THE ISSUER
		% of	Value as of	Value as of	Value as of			Latest financial statements
Securities	Amount	participation on the capital	September 30, 2009	June 30, 2009	September 30, 2008	Market Value	Principal activity	Capital	Income (loss) for the period	Shareholders’ Equity
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	612,856		2,331	972	64,215
Deutsche Managed Euro Fund (€)	11,029		61	7,375	33,471
Deutsche Managed Dollar Fund (US$)	6,515		25	24	188,076
1784 BKB Fund			—	—	1,538

			2,417	8,371	287,300

Bonds and Notes (6)						Unlisted
IRSA 2017 Notes (US$)	—		—	—	9,285
Non-Convertible Notes IRSA (US$)-interests	469,653		1,805	4,458	212
Non- Convertible Notes APSA (US$)-interests	153,125		588	208	—
Global 2010 bonds	110,000		133	67	101	1.2075
Pro 1 bonds	157,647		1	1	1	0.004
Mortgage bonds	344,450		338	402	559	0.9800

			2,865	5,136	10,158

Total current investments			5,282	13,507	297,458

Non-current investments
Subsidiaries. related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.						Unlisted	Agricultural livestock	2,500	(958)	24,304
Shares	893,069	35.72	8,682	9,024	8,968
Higher value of property			11,179	11,179	11,179

			19,861	20,203	20,147

Inversiones Ganaderas S.A.						Unlisted	Raising and grazing cattle	12,914	(13)	12,377
Shares	12,913,661	100	11,177	20,831	7,811

			11,177	20,831	7,811

Cactus Argentina S.A.						Unlisted	Exploitation and administration of agriculture products and raising cattle	46,163	(953)	38,654
Shares	16,618,772	36.00	13,915	7,524	7,084

			13,915	7,524	7,084

Futuros y Opciones.com S.A.						Unlisted	Gives information about market and commercial services,	961	(141)	3,854
Shares	636,140	66.20	2,552	2,645	2,586

			2,552	2,645	2,586

Agropecuaria Anta S.A.
Shares	38,842,298	90.00	39,352	39,343	2,790	Unlisted	Agricultural and forestall	43,158	(948)	43,724
Concession rights			20,337	20,512	21,037

			59,689	59,855	23,827

Agrology S.A.
Shares	183,795,533	97.00	219,960	181,043	(4,713)	Unlisted	Investing	189,480	5,359	226,763

			219,960	181,043	(4,713)

FyO Trading S.A.
Shares	726	3.63	1	1	1	Unlisted	Brokerage	20	—	20

			1	1	1

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments (continued)

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos- Notes 1 and 2)

Schedule C (continued)

								INFORMATION ON THE ISSUER
									Latest financial statements
Securities	Amount	% of the participation on the capital	Value as of September 30, 2009	Value as of June 30, 2009	Value as of September 30, 2008	Market Value		Principal activity	Capital	Income (loss) for the period	Shareholders’ Equity
Exportaciones Agroindustriales Argentinas S.A.
Shares	240,000	0.45	99	99	—		Unlisted	Meat packing industry	52,858	(1,903)	21,780

			99	99	—

IRSA Inversiones y Representaciones S.A
Shares	290,696,655	50.23	1,191,748	1,126,627	815,289		3.15	Real Estate	578,676	131,445	2,228,391
Higher values (2)			190,018	192,933	105,318

			1,381,766	1,319,560	920,607

BrasilAgro – Companhia Brasileira de Propriedades Agricolas Shares	11,183,300	19.14	245,759	220,709	134,923	(1)	8.75	Agricultural and Real Estate	875,381	3,148	1,283,845
Higher values (3)			6,887	6,887	6,887

			252,646	227,596	141,810

	Subtotal		1,961,666	1,839,357	1,119,160

Other Investments							Unlisted
Non-Convertible Notes IRSA 2017 (US$)	33,152,000		64,117	61,204	—
Non-Convertible Notes APSA 2017 (US$)	5,000,000		8,583	8,133	—
Exportaciones Agroindustriales Argentinas S.A.			—	—	241
Coprolan			21	21	21

	Subtotal		72,721	69,358	262

Goodwill
Companhia Brasileira de Propriedades Agricolas BrasilAgro goodwill			3,841	3,841	3,841
Companhia Brasileira de Propriedades Agricolas BrasilAgro negative goodwill (4)			(18,035)	(19,163)	—
IRSA Inversiones y Representaciones Sociedad Anonima negative goodwill (5)			(360,063)	(369,116)	(234,665)
IRSA Inversiones y Representaciones Sociedad Anonima goodwill			6,268	6,268	6,268
Cactus Argentina S.A. goodwill			1,966	1,966	—

	Subtotal		(366,023)	(376,204)	(224,556)

Total non-current investments			1,668,364	1,532,511	894,866

(1)	In Brazilian Reais.
(2)	Consist of Ps. 11,804 higher value of inventory, Ps. 88,610 higher value of investments, Ps. 127,397 higher value of fixed assets, Ps. 30,859 higher value of intangible assets, Ps. (9,104) higher value of liabilities, Ps. 27,424 less value of loans, Ps. (264) higher value of customer advances, and Ps. (86,708) higher value of tax effect.
(3)	Consist of Ps. 10,595 higher value of fixed assets and Ps. (3,708) higher value of tax effect.
(4)	The change as regards the previous year corresponds to amortization for Ps. 1,128.
(5)	The change as regards the previous year corresponds to amortization for Ps. 9,053.
(6)	Does not qualify as cash equivalents in the Statements of Cash Flows.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year	Increases		Decreases	Value as of September 30, 2009	Value as of June 30, 2009	Value as of September 30, 2008
Deducted from assets
Allowance for doubtful accounts	501		—	—	501	501	465
Included in liabilities
For pending lawsuits	286	(1)	1,485	—	1,771	286	85

Total as of September 30, 2009	787		1,485	—	2,272	—	—

Total as of June 30, 2009	464		359	(36)		787	—

Total as of September 30, 2008	464		86	—	—	—	550

(1)	Included in other income and expenses in the Statements of Income – Others. Also includes Ps. 1,457 incorporated by merger with IGSA.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Inventories at the beginning of the year:
Beef cattle	—	—	78,710	68,694	—	—	—	—	78,710	68,694
Crops	42,250	62,989	—	—	—	—	—	—	42,250	62,989
Seeds and fodder	705	591	—	—	—	—	—	—	705	591
Materials and others	—	—	579	536	—	18	932	659	1,511	1,213

	42,955	63,580	79,289	69,230	—	18	932	659	123,176	133,487

Unrealized gain (loss) on inventories- Beef cattle	—	—	648	(1,125)	—	—	—	—	648	(1,125)
Unrealized (loss) gain on inventories – Crops and raw materials	(899)	(9,189)	—	—	—	—	6	—	(893)	(9,189)
Production	4,058	6,043	1,555	1,668	4,730	5,367	—	—	10,343	13,078
Transfer of inventories to property and equipment	—	—	—	—	—	—	(194)	(153)	(194)	(153)
Transfer of inventories to expenses	(1,570)	(1,165)	(29)	(20)	(37)	(57)	(542)	(501)	(2,178)	(1,743)
Incorporated by merger with IGSA	—	—	3,171	—	—	—	8	—	3,179	—
Purchases	6,547	3,400	958	1,694	—	—	696	533	8,201	5,627
Operating expenses (Schedule H)	—	—	—	—	—	—	427	1,986	427	1,986
Inventories at the end of the period:
Beef cattle	—	—	(79,914)	(66,899)	—	—	—	—	(79,914)	(66,899)
Crops	(19,041)	(20,506)	—	—	—	—	—	—	(19,041)	(20,506)
Seeds and fodder	(698)	(464)	—	—	—	—	—	—	(698)	(464)
Materials and others	—	—	(9)	(366)	—	—	(930)	(609)	(939)	(975)

Cost of Sales	31,352	41,699	5,669	4,182	4,693	5,328	403	1,915	42,117	53,124

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Inventories at the beginning of the year:
Beef cattle	—	—	—	—	14,226	15,194	14,226	15,194
Unharvested crops and other unharvested	5,160	6,052	—	—	—	—	5,160	6,052
Seeds and fodder	—	—	1,694	1,934	426	681	2,120	2,615
Materials and others	15,925	16,686	686	399	426	146	17,037	17,231

	21,085	22,738	2,380	2,333	15,078	16,021	38,543	41,092

Unrealized loss on inventories - Beef cattle	—	—	—	—	(620)	—	(620)	—
Unrealized gain on inventories – Crops and raw materials	1,063	2,983	—	—	—	—	1,063	2,983
Production	—	—	178	54	564	697	742	751
Transfer of inventories to Property and equipment	(50)	(49)	—	—	—	—	(50)	(49)
Transfer of inventories crops to expenses	(1,986)	(8,923)	(1,129)	(1,489)	(2,099)	(2,122)	(5,214)	(12,534)
Incorporated by merger of IGSA	—	—	35	—	—	—	35	—
Purchases	18,498	24,239	323	245	1,962	1,855	20,783	26,339
Operating expenses (Schedule H)	6,214	6,345	6,429	4,569	5,410	5,007	18,053	15,921
Inventories at the end of the period:
Beef cattle	—	—	—	—	(14,013)	(15,744)	(14,013)	(15,744)
Unharvested crops and other unharvested	(5,401)	(11,995)	—	—	—	—	(5,401)	(11,995)
Seeds and fodder	—	—	(805)	(1,099)	(565)	(599)	(1,370)	(1,698)
Materials and others	(33,222)	(29,207)	(837)	(388)	(301)	(123)	(34,360)	(29,718)

Cost of Production	6,201	6,131	6,574	4,225	5,416	4,992	18,191	15,348

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos -Notes 1 and 2)

Schedule G

	September 30, 2009				June 30, 2009			September 30, 2008
Item	Type and amount of foreign		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT ASSETS
CASH AND BANKS:
Cash and banks in Dollars	US$	324	3.803	1,232	US$	1,236	4,642	US$	264	817
Cash and banks in Brazilian Reais	Rs	2	2.030	4	Rs	2	4	Rs	1	2
Cash and banks in Euros		€9	5.569	49		€9	46		€15	64
Cash and banks in Yen	JPY	—		—	JPY	—	—	JPY	773,750	22,787
INVESTMENTS:
Mutual funds (US$)	US$	620	3.803	2,356	US$	266	998	US$	81,515	252,290
Mutual funds (€)		€11	5.569	61		€1,400	7,375		€7,686	33,472
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$)	US$	—		—	US$	—	—	US$	3,000	9,285
Non-Convertible Notes IRSA 2017 (US$) - Interest	US$	470	3.843	1,805	US$	1,174	4,458	US$	68	212
Non-Convertible Notes APSA 2017 (US$) - Interest	US$	153	3.843	588	US$	55	208	US$	—	—
TRADE ACCOUNTS RECEIVABLE:
Trade accounts receivable	US$	459	3.803	1,747	US$	1,930	7,251	US$	472	1,460
Secured by mortgage	US$	1,941	3.803	7,382	US$	1,855	6,968	US$	1,879	5,815
OTHER RECEIVABLES:
Guarantee deposits	US$	623	3.803	2,369	US$	396	1,489	US$	112	345
Premiums paid	US$	55	3.803	212	US$	198	743	US$	2,223	6,881
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	115	3.843	442	US$	—	—	US$	—	—
NON-CURRENT ASSETS
TRADE ACCOUNT RECEIVABLE
Secured by mortgages	US$	—	3.803	—	US$	573	2,153	US$	1,788	5,535
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$)	US$	16,684	3.843	64,117	US$	16,119	61,204	US$	—	—
Non- Convertible Notes APSA 2017 (US$)	US$	2,233	3.843	8,583	US$	2,142	8,133	US$	—	—

Total US$	US$	23,677		90,833	US$	33,321	125,961	US$	91,321	282,640

Total Rs	Rs	2		4	Rs	2	4	Rs	1	2

Total €		€20		110		€1,409	7,421		€7,701	33,536

Total JPY	JPY	—		—	JPY	—	—	JPY	773,750	22,787

Total Assets				90,947			133,386			338,965

US$: US Dollars

Rs: Brazilian Reais

€: Euros

JPY: Japanese Yens

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule G (continued)

	September 30, 2009				June 30, 2009			September 30, 2008
Item	Type and amount of foreign Currency		Current Exchange rate	Amount in local currency	Type and amount of foreign Currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT LIABILITIES:
TRADE ACCOUNT PAYABLE:
Suppliers	US$	5,689	3.843	21,864	US$	10,315	39,167	US$	6,511	20,412
Accrual for inputs and other expenses	US$	75	3.843	288	US$	33	127	US$	1,185	3,714
SHORT-TERM DEBTS:
Local financial loans	US$	20,000	3.843	76,860	US$	18,300	69,485	US$	7,260	22,759
Foreign financial loans	US$	—	3.843	—	US$	—	—	US$	8,000	25,080
Foreign financial loans interests	US$	—	3.843	—	US$	—	—	US$	83	260
Local financial loan interests	US$	115	3.843	442	US$	166	629	US$	—	—
Accrued interest – Non-convertible notes	US$	34	3.843	129	US$	—	—	US$	—	—
Non-convertible notes class II	US$	8,967	3.843	34,461	US$	—	—	US$	—	—
Guarantee paid	US$	—			US$	—	—	US$	(3,400)	(10,523)
OTHER LIABILITIES :
Premium collected	US$	94	3.843	362	US$	143	543	US$	1,324	4,150
Debt for purchase of shares	US$	—		—	US$	—	—	US$	4,816	15,099

TOTAL LIABILITIES		34,974		134,406		28,957	109,951		25,779	80,951

US$: US Dollars

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the three-month periods beginning as from July 1, 2009 and 2008 and ended on September 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Schedule H

	Total as of September 30,	Operating Expenses					Selling	Administrative	Total as of September 30,
Items	2009	Total	Crops	Beef cattle	Milk	Others	Expenses	Expenses	2008
Directors’ fees	199	—	—	—	—	—	—	199	167
Fees and payments for services	1,174	271	32	147	92	—	—	903	1,729
Salaries and journals	6,582	2,031	321	1,004	706	—	—	4,551	4,407
Social security taxes	2,028	541	115	238	188	—	—	1,487	1,191
Taxes, rates and contributions	261	235	85	78	72	—	—	26	279
Gross sales taxes	907	—	—	—	—	—	907	—	758
Office and administrative expenses	1,571	—	—	—	—	—	—	1,571	260
Bank commissions and expenses	1	—	—	—	—	—	—	1	—
Depreciation of fixed assets	1,478	1,369	532	498	339	—	—	109	1,315
Vehicle and traveling expenses	437	205	55	122	28	—	—	232	325
Spare parts and repairs	951	939	199	512	228	—	—	12	768
Insurance	134	85	28	47	10	—	—	49	78
Benefits to Employees	745	208	61	82	65	—	—	537	360
Livestock expenses (1)	3,348	3,094	—	3,094	—	—	254	—	2,520
Dairy farm expenses (2)	3,636	3,615	—	—	3,615	—	21	—	3,574
Agricultural expenses (3)	9,317	5,091	4,664	—	—	427	4,226	—	12,979
Silo expenses	1	1	1	—	—	—	—	—	3
General expenses	919	795	121	607	67	—	—	124	578
Lease of machinery and equipment	33	—	—	—	—	—	—	33	16
Safety and hygiene expenses	—	—	—	—	—	—	—	—	3

Total as of September 30, 2009	33,722	18,480	6,214	6,429	5,410	427	5,408	9,834	—

Total as of September 30, 2008	—	17,907	6,345	4,569	5,007	1,986	7,356	6,047	31,310

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

1. LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2. RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a. Other Receivables without a due date as of September 30, 2009

	Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
		FyO	Cactus	Cresca
	Other receivables	Other receivables	Other receivables	Other receivables
Current	15,311	24	11	442
Non-current	30,654	—	—	—

b. Trade Accounts Receivable and other receivables to fall due as of September 30, 2009

		Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
		FyO	Acres del Sud S.A.	Agrology	CAMSA	BrasilAgro	Helmir	Tarshop
	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Other Receivables
12.31.09	20,144	9,213	1,969	189	105	17	23	204	17,472
03.31.10	—	—	—	—	—	—	—	—	15,753
06.30.10	4,719	—	—	—	—	—	—	—	13,253
09.30.10	2,663	—	—	—	—	—	—	—	3,505

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

4. CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a. There are no past due debts as of September 30, 2009.

b. Debts without a due date as of September 30, 2009.

	Trade Accounts Payable	Loans	Tax Debts	Other liabilities	Allowances
Current	—	53,924	—	—	—
Non-current	—	—	60,710	—	1,771

c. Debts to fall due as of September 30, 2009.

		Law No. 19,550 Section 33
		IBSA	CYRSA	IRSA	ANTA	Cactus	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Loans	Salaries and Social Security Payable	Taxes Payable	Other liabilities
12.31.09	50,014	660	30	471	1,782	716	604	50,562	4,020	4,309	948
03.31.10	—	—	—	—	—	—	—	33,589	—	297	1,346
06.30.10	—	—	—	—	—	—	—	68,733	—	76	—
09.30.10	—	—	—	—	—	—	—	19,463	1,013	76	—

5. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No, 19,550 Section 33
		FyO	Acres del Sud S,A,	Agrology	CAMSA	BrasilAgro	Helmir	Tarshop
	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables
In Ps.	18,397	9,213	1,969	189	105	17	23	204
In US$	9,129	—	—	—	—	—	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

5. (Continued)

		Law No. 19,550 Section 33
		FyO	Cactus	Cresca	APSA
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
In Ps.	91,566	24	11	—	1,801
In US$	2,581	—	—	442	—

b. All accounts receivable and other receivables are not subject to adjustment provisions.

c.

		Law No. 19,550 Section 33
		FyO	Acres del Sud S.A.	Agrology	CAMSA	BrasilAgro	Helmir	Tarshop
	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables
Outstanding balances accruing interests	7,359	—	—	—	—	—	—	—
Outstanding balances not accruing interests	20,167	9,213	1,969	189	105	17	23	204

		Law No. 19,550 Section 33
		FyO	Cactus	Cresca	APSA
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
Outstanding balances accruing interests	191	—	—	—	—
Outstanding balances not accruing interests	93,956	24	11	442	1,801

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

6. CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		IBSA	CYRSA	IRSA	ANTA	Cactus	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Loans	Salaries and Social Security Payable	Taxes Payable	Other liabilities	Allowances

In Ps.	27,862	660	30	471	1,782	716	604	114,379	5,033	65,468	1,932	1,771

In US$	22,152	—	—	—	—	—	—	111,892	—	—	362	—

b. All debts outstanding are not subject to adjustment provisions.

c.

		Law No. 19,550 Section 33
		IBSA	CYRSA	IRSA	ANTA	Cactus	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Loans	Salaries and Social Security Payable	Taxes Payable	Other liabilities	Allowances

Outstanding balances accruing interests	—	—	—	—	—	—	—	220,906	—	—	—	—

Outstanding balances not accruing interests	50,014	660	30	471	1,782	716	604	5,365	5,033	65,468	2,294	1,771

7. INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of September 30, 2009 are described in captions 4 and 5 above.

8. RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of September 30, 2009 there were advance payments to directors for Ps. 783, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9. PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

10. VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and dairy production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

11. TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12. OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13. EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14. RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the period less estimated selling expenses) and the economic use value determined.

15. INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, Silos, installation and furniture	Theft, fire and technical insurance	105,891	40,095
Vehicles	Third parties, theft, fire and civil liability	4,499	1,615

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

16. CONTINGENCIES

As of September 30, 2009 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17. IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18. DIVIDENDS ON PREFERRED STOCK

There are no cumulative dividends not paid on preferred stock.

19. LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

Business Highlight

Comparative Balance Sheet

	09.30.09	09.30.08	09.30.07	09.30.06	09.30.05
Current Assets	1,070,435	544,873	157,154	104,526	116,402
Non-Current Assets	4,998,855	1,383,173	924,748	788,999	644,953
	6,069,290	1,928,046	1,081,902	893,525	761,355
Current Liabilities	1,253,580	187,438	189,200	116,915	68,169
Non-Current Liabilities	1,423,797	44,803	75,098	144,643	161,441
	2,677,377	232,241	264,298	261,558	229,610
Minority Interest	1,491,629	1,211	900	471	245
Shareholder’s Equity	1,900,284	1,694,594	816,704	631,496	531,500
	6,069,290	1,928,046	1,081,902	893,525	761,355

(See Note 18 – Additional comparative information)

Comparative Statement of Income

	09.30.09	09.30.08	09.30.07	09.30.06	09.30.05
Operating income (loss)	90,275	(8,032)	(7,168)	(2,789)	12,436
Financial and holding result	(42,448)	6,175	(1,916)	(3,100)	1,451
Other income and expenses and gain on equity investees	97,605	(36,037)	(6,820)	6,004	4,012
Management agreement fees	(6,803)	—	—	(214)	(1,219)

Operating net income (loss)	138,629	(37,894)	(15,904)	(99)	16,680
Income Tax expense	(15,376)	546	3,365	1,937	(5,738)
Minority Interest	(61,426)	(51)	(63)	89	31

Net Income (loss)	61,827	(37,399)	(12,602)	1,927	10,973

(See Note 18 – Additional comparative information)

Production volume

	Quarter 09.30.09	Accumulated from 07.01.09 to 09.30.09	Quarter 09.30.08	Accumulated from 07.01.08 to 09.30.08	Quarter 09.30.07	Accumulated from 07.01.07 to 09.30.07	Quarter 09.30.06	Accumulated from 07.01.06 to 09.30.06	Quarter 09.30.05	Accumulated from 07.01.05 to 09.30.05
Beef Cattle (in Kgs.)	413,000	413,000	830,310	830,310	1,442,226	1,442,226	1,753,725	1,753,725	2,495,573	2,495,573
Butyraceous (in Kgs.)	208,165	208,165	201,890	201,890	182,040	182,040	142,933	142,933	131,184	131,184
Crops (in quintals)	151,415	151,415	157,000	157,000	91,847	91,847	26,185	26,185	27,631	27,631

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

Business Highlight

Sales volume

	Quarter 09.30.09	Accumulated from 07.01.09 to 09.30.09	Quarter 09.30.08	Accumulated from 07.01.08 to 09.30.08	Quarter 09.30.07	Accumulated from 07.01.07 to 09.30.07	Quarter 09.30.06	Accumulated from 07.01.06 to 09.30.06	Quarter 09.30.05	Accumulated from 07.01.05 to 09.30.05
Beef Cattle (in Kgs.)	2,081,841	2,081,841	1,923,201	1,923,201	4,668,848	4,668,848	4,578,436	4,578,436	4,799,655	4,799,655
Butyraceous (in Kgs.)	208,165	208,165	201,890	201,890	182,040	182,040	182,040	182,040	131,184	131,184
Crops (in quintals)	616,503	616,503	763,517	763,517	375,683	375,683	202,289	202,289	396,222	396,222

Local Market

	Quarter 09.30.09	Accumulated from 07.01.09 to 09.30.09	Quarter 09.30.08	Accumulated from 07.01.08 to 09.30.08	Quarter 09.30.07	Accumulated from 07.01.07 to 09.30.07	Quarter 09.30.06	Accumulated from 07.01.06 to 09.30.06	Quarter 09.30.05	Accumulated from 07.01.05 to 09.30.05
Beef Cattle (in Kgs.)	2,081,841	2,081,841	1,923,201	1,923,201	4,668,848	4,668,848	4,578,436	4,578,436	4,799,655	4,799,655
Butyraceous (in Kgs.)	208,165	208,165	201,890	201,890	182,040	182,040	182,040	182,040	131,184	131,184
Crops (in quintals)	616,503	616,503	763,517	763,517	375,683	375,683	202,289	202,289	396,222	396,222

Export (Not Applicable)

Rates

	09.30.09	09.30.08	09.30.07	09.30.06	09.30.05
Liquidity	0.85	2.907	0.831	0.894	1.708
Solvency	0.71	7.297	3.090	2.414	2.315
Non-current assets to assets	0.82	0.717	0.855	0.883	0.847
Return on Equity (1)	0.03	(0.022)	(0.015)	0.003	0.021

(1)	Result of the fiscal year divided average shareholder’s equity.

SUMMARY as of September 30, 2009

Buenos Aires, November 11, 2009 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first quarter of fiscal year 2010 ended September 30, 2009.

Effective as from the second quarter of fiscal 2009, Cresud presents its financial statements in consolidated form with those of IRSA Inversiones y Representaciones Sociedad Anónima, in which we held an equity interest of 57.12% as of September 30, 2009.

Cresud’s consolidated Statements of Income for the period beginning July 1st, 2009 and ended September 30, 2009 includes the results of IRSA Inversiones y Representaciones Sociedad Anónima from July 1st, to September 30, 2009. Cresud’s consolidated financial statements as of September 30, 2008, disclosed in the comparative tables do not include IRSA’s consolidated data, thus affecting the comparability of the Statements of Income.

Results for the first three months of fiscal year 2010 showed a net income of Ps. 61.8 million compared to a 37.4 million loss posted in the same period of the previous fiscal year. The increase in net income mainly reflects sales revenues from the real estate business and our interest in related companies.

Consolidated agribusiness sales for the period amounted to Ps. 62.6 million, 16.1% lower than those posted for the same quarter of the previous fiscal year. This reduction was caused mainly by the 26.0% decrease in the sales of crops and the 11.6% decrease in the sales of milk compared to the same period of the previous fiscal year, offset by an increase of 11.5% in sales in the Others line and of 5.1% in beef cattle sales.

Agribusiness production revenues amounted to Ps. 13.2 million in the period ended September 30, 2009, 9.0% down from those recorded in the same period of the previous fiscal year. The decrease is explained mainly by a 20.3% drop in the beef cattle segment, a 12.7% decrease in the milk segment and a 2.2% decrease in the crops segment.

Consolidated sales in the real estate business for the period were Ps. 267.1 million for the three-month period ended September 30, 2009, whereas gross profit from the real estate segment stood at Ps. 155.0 million.

Gross profit during the first three months of fiscal year 2010 amounted to Ps. 151.7 million compared to Ps. 10.4 million during the same period of the previous year. This increase mainly reflects the effect of considering the gross profit mentioned in the previous paragraph due to the consolidation of the results of the real estate business of our controlled company IRSA.

Operating results for the period ended September 30, 2009 showed a Ps. 90.3 million profit, composed of operating income of Ps. 110.0 million in IRSA’s segments for the first three months of fiscal year 2010 and a Ps. 19.7 million loss from Cresud’s agribusiness activities for the first three months of fiscal year 2010, compared to the Ps. 8.0 million operating loss posted by Cresud in the same period of the previous fiscal year. This reduction in the results from the agribusiness activities is explained mainly by the decrease in the results from agribusiness production and agribusiness sales, mainly due to the adverse weather conditions recorded in the 2008/09 season.

Macroeconomic Context

According to most recently released official data available at the date of issuance of this report and concerning the month of August 2009, the Economic Activity Monthly Estimator (EMAE) showed a 14.7% growth compared to the values recorded in January 2009, which would imply a recovery in the economic activity similar to the one registered last year.

As regards macroeconomic indicators, though the country’s fiscal surplus has deteriorated, with the Primary Result dropping by 2.23% in the first nine months of 2009 compared to the same period of the previous fiscal year, Argentina’s external accounts have performed favorably as the current account yielded a US$ 5,866 million surplus in the first half of calendar 2009 which was 134% higher than the figure posted a year earlier. Therefore, the Argentine Central Bank (BCRA) maintains a solid position in terms of reserves and as of September 30, 2009 it had succeeded in accumulating US$ 45,348 million. On top of the stabilization perceived in global financial conditions, the above circumstances have helped to improve liquidity conditions in the local market and access to credit by companies.

As concerns the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. As concerns the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish) prepared by the Argentine Institute of Statistics and Censuses (INDEC), construction activities have dropped by 3.9% in the period July-September 2009 compared to the same period of the previous fiscal year, whereas in calendar 2008 such indicator has grown by 5.9%. As regards retail sales, sales in supermarkets and shopping centers have grown by 10.4% and by 7.8% respectively in the third quarter of the calendar year compared to the same quarter of the previous fiscal year whereas during calendar 2008 these sales grew by 27.8% and by 17.2%.

As regards the demand for homes in the residential real estate market after the shrinkage in demand seen in the first half of the year, home prices remained relatively stable and there was an increase in the number of real estate transactions closed in the third quarter of 2009. Compared to other countries, no sub-prime mortgage crisis is to be expected in our market affecting the value of homes as it occurred in other economies because here home loans still stand for less than 2% of this country’s GDP.

As concerns the office rental market in Buenos Aires, since the end of 2008 and as a result of the changes occurred in the economic scenario and the larger availability of surface area mainly due to the addition of footage to the market, there was an increase in vacancy rates which affected the general market price levels.

As regards the hotel sector, according to the data released by the Tourism Secretariat in its International Tourism Survey (ETI) as of August, 2009 the number of tourists arriving in Argentina (accumulated 12-month data) fell by approximately 31.8% compared to the cumulative figures for the same period a year earlier. That was mainly due to the impact of the worldwide financial crisis and the H1N1 Influenza outbreak.

Despite an overall less favorable context, the segments of our controlled company IRSA continue to show a robust position in the current scenario thanks to the quality of the assets, which the market still perceives as attractive. This in turn translates into high levels of occupancy and cash generation combined with low short-term indebtedness. This allows it to assert that it is in a position to sustain its market leadership.

The 2008/2009 agricultural season has sustained one of the worst droughts in the past 70 years, in Argentina’s main production areas which adversely affected the agricultural and livestock industry and also had a negative bearing on the expectations for the next season and the cattle stock. According to the United States Department of Agriculture (USDA)’s October 2009 estimates, Argentina’s crops output (wheat, corn and soybean) for the 2009/2010 season is expected to be higher than in the previous cycle though lower than in the 2007/2008 season, as this was the last period to exhibit normal weather and conditions. This decrease is partly due to the decrease in the area sown with wheat and corn. Also according to the USDA, the area sown with soybean will rise by 4.2% compared to the previous cycle, but this still will not offset the drop in the other crops. The USDA has estimated that Argentina’s wheat output for the 2009/2010 season will be 8.0 million tons: in the 2008/09 season this output had been in the region of 8.4 million tons. As regards corn, output for the previous cycle had been 12.6 million tons, whereas the USDA report for October estimated that in the 2009/2010 cycle Argentina’s output will be 14.0 million tons. As regards the USDA projections concerning soybean, Argentina’s output will be 52.5 million tons, that is 64.1% and 13.6% higher than the production posted in the 2008/09 and 2007/08 seasons, respectively. For the 2009/10 season, increased rainfall is expected which, depending on distribution and regularity, should favor the development of crops as soil humidity conditions improve.

As regards beef cattle, in line with the September report published by the Argentine Chamber of the Industry and Trade of Beef Cattle and By-products (“CICCRA”), the beef-cattle slaughtering activities, accumulated for the first nine months of the year would have been in the region of 12.2 million head, with production at 2.67 million tons of boned meat, 11.6% in excess of the production registered in the same period of 2008. As regards external sales, in the period January-September 2009 exports amounted to 470.7 thousand tons of boned meat, which stood for a 56.7% year-on-year improvement. In monetary terms, revenues from exports were US$ 1,356.5 million (F.O.B.), 11.1% higher than in the first nine months of the year 2009.

Summary of Operations

Crops

Crop sales for the first three months of fiscal year 2010 totaled Ps. 37.6 million, compared to sales for Ps. 50.8 million in the previous period. The volume of crops sold was 61,650 tons at an average price per ton of Ps. 609.2 compared to the 76,352 tons sold at an average price of Ps. 664.8 in the same period of the previous fiscal year. The decrease in the tons sold is mainly due to the decrease in the levels of stocks of crops at the beginning of fiscal 2010 and to the 3.6% decrease in production, which dropped from 15,700 tons for the first three months of fiscal year 2009 to 15,142 tons for the same period in fiscal year 2010. Income from production totaled Ps. 6.4 million, 2.2% lower than the income obtained from production in the same period of fiscal year 2009. In turn, the result from production for the period ended September 30, 2009 was a 4.0 million loss, in contrast with the Ps. 0.2 million loss for the same period in the previous fiscal year. The decrease in the result from production was mainly due to the lower yields recorded in the previous season as a result of adverse weather conditions, the decrease in the price of commodities and the increase in direct and indirect costs.

The stock of crops as of the end of the period totaled 34,897 tons, 16,588 of which were corn, 11,556 were soybean, 3,025 were sunflower and 2,105 were wheat. The rest of the tons corresponds to sorghum, beans and other minor crops.

Gross results in the business for the period ended September 30, 2009 was a Ps. 1.2 million loss compared to a Ps. 9.0 million profit recorded in the same period of the previous fiscal year.

For the current season we have allocated 111,459 hectares to agriculture, 40,973 of which are leased from third parties and 10,872 are operated under concession. Compared to the previous fiscal year, we have increased the number of total hectares allocated to agriculture by 6,896, which stand for a 6.6%

increase, mainly due to the inclusion of approximately 25,000 hectares in production (including double crops) located in Bolivia and Paraguay, to the decrease in the hectares leased from third parties by 35.4% and to the introduction of 2,808 hectares in concession.

Beef Cattle

As of September 30, 2009, the Company’s beef cattle stock, including breeding and fattening holdings, was 84,914 head, with a total of 129,621 hectares allocated to beef cattle activities.

Beef cattle sales rose compared to the previous fiscal year, up from Ps. 5.7 million as of September 30, 2008 to Ps. 6.0 million as of September 30, 2009. During the first three months of fiscal year 2010, sales totaled 1,953 tons, whereas the tons sold in the same period of fiscal year 2009 had been 1,848. Beef-cattle production was 413 tons, which stood for a 50.3% reduction compared to the previous fiscal year. The decrease in production volumes was mainly due to scarce rainfall in certain areas, a circumstance that resulted in lower fattening and calving rates and higher death rates. In addition, prices fell due to the early sale of animals in the market.

All these circumstances led to a gross loss of Ps. 4.7 million in the beef cattle segment for the first three months of fiscal year 2010, compared to a Ps. 2.7 million loss in the same period of the previous fiscal year.

Milk

Milk production dropped by 4.0% in the period, down from 5.4 million liters as of September 30, 2008 to 5.2 million as of September 30, 2009.

In the first three months, sales totaled Ps. 4.7 million, that is, 11.6% less than for the first three months of fiscal year 2009. The drop in sales is attributable to the decrease in the average price of the liter of milk, in addition to the decrease in production. The efficiency in the daily output per cow was similar to the figure posted in the same period of the previous fiscal year.

The gross result was a Ps. 0.1 million loss, compared to the Ps. 1.1 million profit posted for the first three months of fiscal year 2009.

In the first three months of fiscal year 2010, the stock of dairy cattle amounted to 8,386 head over 4,637 hectares allocated to milk production, whereas for the same period of the previous fiscal year we had 8,534 cattle head over 4,106 hectares. On average, there were 3,138 cows in milking per day, 2.6% lower than in the same period of the previous fiscal year.

At present, the Company has three dairy facilities, two in the “La Juanita” farm and one in “El Tigre”, equipped with state-of-the-art technology.

Development of marginal lands

During the first quarter of fiscal 2010, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of September 30, 2009, we had approximately 6,888 hectares for agricultural production and 55,000 hectares of prairies sown with grass (Gatton Panic), of which there were 50,000 hectares fit for beef-cattle production.

Besides, during the quarter ended September 30, 2009, we continued with the development of Agropecuaria Anta S.A. (formerly known as Agropecuaria Cervera S.A.), thus reaching the 10,872 hectares to be devoted to our own production and 5,136 hectares that were leased to third parties.

As regards the development of marginal land in the Republic of Paraguay, we started with the development of approximately 3,000 hectares in the first stage. For this fiscal year, we expect to start planting sorghum, soybean, corn and bean and to continue with the development of new hectares for intensive agricultural and beef-cattle production activities.

As of September 30, 2009 Cresud held land reserves amounting to 223,785 own hectares. In turn, we have 115,992 hectares under concession reserved for future developments.

IRSA Inversiones y Representaciones S.A.

In the first quarter of fiscal year 2010, Cresud acquired 8,553,510 shares in IRSA. As a consequence of this acquisition, our equity interest as of September 30, 2009 was 57.12%.

Starting in the second quarter of fiscal 2009, Cresud presents its financial statements consolidated with those of IRSA Inversiones y Representaciones S.A. The following information has been taken from the balance sheet of our controlled company IRSA Inversiones y Representaciones S.A. as of September 30, 2009:

Offices and Other

During the first three months of fiscal 2010, income from rental properties totaled Ps. 40.7 million, equivalent to a 35.7% increase compared to the Ps. 30.0 million recorded in the same period of fiscal year 2009.

This result was explained by the increase in the rental prices in american dollars, reflecting the solid asset portfolio held by IRSA in this segment.

IRSA has grown considerably in this segment in recent years, as shown by the increase in leasable areas and low vacancy rates, combined with higher lease rates. The acquisitions made have helped IRSA to gain a strong leading position in the Buenos Aires office rental market.

Occupancy levels at the offices of our controlled company IRSA were 91% at the end of the first three months of fiscal 2010.

Dique IV, Puerto Madero. About mid-May 2009 an office building located in Puerto Madero’s Dock IV was completed. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average of 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The occupancy percentage as of September 30, 2009 was 89.21%. The period ended September 30, 2009 was the first full quarter of business activity of this office building.

PAMSA Offices. Our subsidiary APSA is in the process of completing the development of an office building with a gross leasable area of 10,500 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and it shall mark the entrance by the Company in the growing rental office corridor in the northern area of the City of Buenos Aires.

The following table provides details about the offices of our controlled company IRSA as of September 30, 2009.

Offices and Other

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2) Sep-09	IRSA’s Effective Interest	Monthly Rental Income Ps,/000 (3)	Annual accumulated rental income over fiscal periods, Ps./000 (4)			Book value $/000 (5)
						2010	2009	2008
Offices
Edificio República	04/28/08	19,884	64%	100%	1,706	5,234	995	—	223,302
Torre Bankboston	08/27/07	14,873	100%	100%	1,586	5,300	4,690	1,385	157,219
Bouchard 551	03/15/07	23,378	100%	100%	1,788	5,347	4,460	3,406	152,315
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,027	5,817	3,730	2,621	85,430
Dique IV (10)	12/02/97	11,298	89%	100%	1,164	3,468	—	—	67,619
Bouchard 710	06/01/05	15,014	100%	100%	1,673	4,979	3,866	2,423	66,028
Maipú 1300	09/28/95	10,280	100%	100%	998	2,874	1,918	1,824	39,323
Libertador 498	12/20/95	5,574	94%	100%	618	2,281	2,313	2,035	21,150
Costeros Dique IV	08/29/01	5,437	90%	100%	457	1,167	1,221	992	19,552
Edificios Costeros	03/20/97	6,389	52%	100%	304	838	975	906	17,236
Suipacha 652/64	11/22/91	11,453	100%	100%	537	1,156	652	625	11,275
Dock Del Plata	11/15/06	3,106	74%	100%	234	907	1,606	1,883	9,854
Madero 1020	12/21/95	101	100%	100%	3	8	10	25	234
Laminar Plaza	03/25/99	—	N/A	100%	—	198	1,501	1,260	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	44	557	512	—
Other Offices (6)	N/A	2,948	66%	N/A	21	131	420	339	7,853

Subtotal Offices		152,270	91%	N/A	13,116	39,749	28,914	20,236	878,390

Other Properties
Commercial Properties (7)	N/A	312		N/A	—	—	52	51	3,581
Museo Renault	12/06/07	1,275	100%	100%	30	89	89	—	4,854
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	85	252	266	207	12,495
Thames	11/01/97	33,191	100%	100%	51	152	152	152	3,899
Other Properties (8)	N/A	2,072	100%	N/A	6	21	50	49	5,688

Subtotal Other Properties		96,950	100%	N/A	172	514	609	459	30,517

Management Fees (11)		N/A	N/A	N/A		408	444	—	N/A

TOTAL OFFICES AND OTHER (9)		249,220	94%	N/A	13,288	40,671	29,967	20,695	908,907

Notes:

(1)	Total leaseable area for each property as of 09/30/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 09/30/09.
(3)	Agreements in force as of 09/30/09 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully sold) and Casona de Abril (through IRSA and IBSA).
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III, and Others IRSA.
(9)	Corresponds to the “Offices and Other” business unit mentioned in Note 4 to the unaudited Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Income from building management fees.

Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Financing

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which the interest of our controlled company IRSA as of September 30, 2009 was 63.3%.

During the three-month period ended on September 30, 2009 the tenants’ sales amounted to Ps. 1,231.5 million. In nominal terms, this amount points to a 19.98% increase compared to the same period of the previous fiscal year and including in the consideration the volume of operations contributed by Dot Baires. And without including Dot Baires in the consideration, APSA’s tenants’ sales, as accumulated for the first quarter of fiscal 2010, rose by 4.5% compared to the same period of the previous fiscal year. This increase reflects the influence of the operating volumes registered in July, which were adversely affected by the Influenza “A” outbreak. By September, sales in shopping centers showed a recovery compared to the same month of the previous year, as they rose by 13.5% without including Dot Baires Shopping in the consideration.

The business success of the tenants allows to maintain the occupancy rates at the Shopping Centers at 97.9%.

DOT BAIRES SHOPPING. Dot Baires Shopping is the largest shopping center in the City of Buenos Aires in terms of square meters. It was opened in May 2009 and it is located in the Saavedra neighborhood at the spot where Av. General Paz meets the Panamerican Highway. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. The period ended on September 30, 2009 marks the first full quarter of business activities in the shopping center.

On November 5, 2009, Dot Baires Shopping was rewarded by the International Council of Shopping Centers (ICSC) as the Best Shopping Center in Latin America under the category Development and Design 2009.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of September 30 over the fiscal periods Ps./000 (4)			Book Value (Ps. 000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	12/23/97	18,635	100.0%	99.6%	20,971	21,323	16,140	151,258
Abasto Shopping (7)	07/17/94	37,604	100.0%	100.0%	19,810	19,481	17,023	169,749
Alto Avellaneda	12/23/97	37,289	100.0%	95.9%	12,526	10,990	9,953	81,398
Paseo Alcorta	06/06/97	14,385	100.0%	97.5%	9,581	9,277	8,283	72,628
Patio Bullrich	10/01/98	11,741	100.0%	97.8%	8,669	7,708	6,557	95,261
Alto Noa Shopping	03/29/95	18,871	100.0%	99.9%	2,785	2,738	1,960	22,642
Buenos Aires Design	11/18/97	13,584	53.7%	99.7%	3,446	3,383	2,844	10,681
Alto Rosario Shopping (7)	11/09/04	28,649	100.0%	97.0%	6,817	5,828	4,678	78,807
Mendoza Plaza Shopping	12/02/04	40,548	100.0%	93.8%	6,137	6,675	5,451	84,026
Fibesa and others (8)	—	N/A	100.0%	N/A	4,965	4,661	4,914	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	259	250	N/A	—
Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	12,190
Panamerican Mall S.A. (10)	12/01/06	49,731	80.0%	100.0%	14,742	—	N/A	567,279
Córdoba Shopping Villa Cabrera	12/31/06	15,543	100.0%	96.9%	3,042	2,814	2,337	68,109

TOTAL SHOPPING CENTERS		286,581	94.9%	97.9%	113,750	95,128	80,140	1,414,028

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.3% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-
(6)	Through Alto Palermo S.A.

(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A. and Others.
(9)	Land for the development of a shopping center.
(10)	On May 13, 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office and/or residential building.

Consumer Financing – Tarshop S.A. Subsidiary

During fiscal year 2009, and as a result of the international financial context, Alto Palermo S.A. faced the need to review economic prospects in general and to revise Tarshop’s business prospects in particular: several decisions were made, all aimed at strengthening the business in the face of the prevailing economic situation.

To face the growing volatility in the international financial scenario and to provide Tarshop with a suitable capital base taking into account the current market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to take part in a capital increase for up to Ps. 60 million, and increased its equity stake in the company from 80% to 93.4%.

Some of the commercial actions implemented during fiscal year 2009 include:

I. Streamlining of the operating structure to gear with the new business context.

II. Revision of cash lending plans and financing of purchases at retail stores.

III. Changes in the Loan Origination Policies.

IV. Strengthening of Collection Management scheme.

V. Analysis and implementation of new funding tools.

During the second quarter of fiscal year 2009, Alto Palermo S.A. provided financial assistance to Tarshop S.A. for an amount of Ps. 105 million, subsequently accepted as an irrevocable contribution. This action was taken for the purpose of strengthening its equity position and improving its financial position, discharging operating expenses and repositioning Tarshop S.A. in the market, given the complex situation prevailing in the financial trust market, its main historical funding source. The capitalization of such irrevocable contribution was decided at Tarshop S.A.’s General Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the equity stake in such company amounts to 98.59%.

Thanks to the increased stringency in the origination requirements and the measures now in place to control portfolio delinquency, the loan portfolio including securitized coupons as of September 30, 2009 amounted to Ps. 596.0 million, 34.0% less than the Ps. 903.2 million portfolio posted in the same period of the previous fiscal year. Delinquent loans past 90 to 180 days represented 4.21% of the portfolio which shows an improvement since December 2008 in the performance measured by this indicator.

The following chart illustrates the changes in the monthly volume of loan origination:

Monthly Average of Loan Origination

The following chart illustrates the changes in Loan Balance at the end of each month and the recovery of 3 to 6 month delinquency rates.

Loan balance at the end of each month and changes in 3 to 6 month delinquency portfolio

Therefore, net revenues went down an 11.4% from Ps. 48.8 million for the three-month period ended September 30, 2008, to Ps. 43.2 million for the same period of the current fiscal year. Gross profit stood at Ps. 15.3 million and the operating result recorded an income of Ps. 5.3 million, which reflects an improvement when compared to the Ps. 75.0 million loss obtained in the three-month period ended on September 30, 2008. Net income for the three-month period ended on September 30, 2009 finally recorded an income of Ps. 1.6 million, reverting the trend of the last quarters. This reflects a recovery in Tarshop S.A.’s results of operations owing to the measures adopted and the improvement in capitalization combined with a relative stabilization in local financial markets, a decline in the write-off of bad debts and a decrease in operating expenses, confirming the diagnosis we had previously made.

Sale and Development of properties

In the three-month period ended September 30, 2009, revenues in the Sale and Development of properties segment amounted to Ps. 36.3 million, compared to Ps. 2.3 million for the same period of the previous fiscal year. This was mainly due to the sale of 4 office stories in non-strategical buildings for around US$ 3,000 per square meter, when previous to the current world financial crisis IRSA had paid similar amounts to acquire two of the most premium buildings in Argentina, such as Edificio República and Torre BankBoston. This reflects the strength of the local real estate market, which is perceived by investors as a high quality alternative to preserve their wealth in spite of the volatility in the world markets.

Below are the principal developments of our controlled company IRSA:

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, an asset exchange agreement was entered into with Koad S.A. (“Koad”), an Argentine developer, valued at US$7.5 million relating to plot number 36 of “Terrenos de Caballito” in exchange for KOAD SA’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo”, planned to span over a total area estimated at 28,000 sqm that will accommodate a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. It is estimated that KOAD S.A. will deliver to IRSA the title deed and possession over 118 apartments and 55 parking spaces in the first half of calendar 2010, roughly equivalent to 25% of IRSA’s own square meters to comply with the above-mentioned agreement. As a consequence of this transaction, KOAD S.A. granted to IRSA a first lien mortgage on the property to secure up to US$7.4 million of its obligations to IRSA and posted a surety bond in its favor to secure an additional US$2.0 million of Koad’s obligations to IRSA. The degree of completion is presently 87% and sales efforts were launched in December 2008. The execution of preliminary sales deeds started already in January 2009 and as of September 30, 2009 the preliminary sales deed executed total 50 apartments and 20 parking lots for a sales value of about US$ 4.13 million.

Vicente López, Olivos, Province of Buenos Aires. In January, 2007, IRSA acquired a company whose main asset is a plot of land located in Vicente Lopez, Province of Buenos Aires, for US$ 21.17 million.

At the same time, a plot of land adjacent to said property was acquired for a purchase price of US$ 15.0 million.

In April 2007, IRSA created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. Also at that time, IRSA and Cyrela made contributions to CYRSA which include the plots of land and the debt related to the acquisition of the plot of land mentioned for CYRSA to develop its first project.

CYRSA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 square meters built for sale distributed in 467 units (including the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room, a work zone, indoor swimming pools, club house and spa, sauna, gym, children room, teen room, theme-park areas, and aerobic trail, to name a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of IRSA’s own units on sale.

As of September 30, 2009, the degree of progress of the works is above 30%, and its conclusion and delivery are expected to occur over the course of fiscal year 2011.

Caballito lot, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. Currently, the definition of the commercial project is in progress. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than 4,053.5 of own square meters to be built. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by our subsidiary Alto Palermo, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of September 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

The barter of Lot 2“G” comprises a total of 7,901 sqm to be applied to the construction of homes in exchange for 15 units to be built with an area of 1,504 sqm and 15 parking lots.

The barter of Lot 2“H” comprises 11,687 sqm for sale, 22% of which (3,188 sqm) would be for Alto Palermo as consideration. This area represents 42 units and 47 car spaces.

The degree of progress of the works as of September 30, 2009 is 78% in Parcel 2“G” and 10% in Parcel 2“H”, and they are estimated to be completed in July 2010 and December 2011, respectively.

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated/ Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales, (Ps. 000) (5)	Accumulated Sales as of September 30 of Fiscal Year (Ps. 000) (6)			Book Value Ps./000 (7)
									2010	2009	2008
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	—	—	—
Swap receivable Terreno Rosario (8) (17)	04/30/99	—	4,692	80	63.34%	78.00%	0.00%	—	—	—	—	11,023
Terrenos de Caballito (16)	11/03/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Swap receivable Terreno Caballito (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	26,087
Swap receivable Terreno Caballito (KOAD) (15)	11/03/97	—	6,833	118	100.00%	87.00%	45.42%	—	—	—	—	28,915
Libertador 1703 y 1755 (Horizons) (16)	01/16/07	369,798	59,000	467	50.00%	31.43%	99.00%	—	—	—	—	124,931
Other Residential Apartments (10)	N/A	231,677	116,513	1,437				366,558	—	976	871	1,577

Subtotal Residential Apartments		666,724	209,656	2,131				420,498	142	976	871	196,962
Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.06%	234,358	2,363	1,200	334	2,832
Swap receivable Terreno Benavidez (15)	11/18/97	—	125,889	110	100.00%	97.00%	0.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—	—

Subtotal Residential Communities		135,697	1,610,764	1,602				260,216	2,363	1,276	334	12,827
Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,458
Santa María del Plata	07/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,261
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario (8)	04/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	—	—	—	15,984
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	255	3	—	11	5,706
Terreno Berutti (8)	06/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	52,794
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Espacio Aéreo Coto (8)	09/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,169	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/03/97	—	25,539	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	09/25/07	—	5,147	—	100.00%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves (12)	N/A	—	13,591,568	—				1,041	—	—	—	25,845

Subtotal Land Reserves			20,830,614	—				85,489	3	—	11	406,081
Others
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	—	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	—	—	—
Della Paoleras 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	—	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	—	—	—
Dock del Plata	11/15/06	—	4,836	N/A	100.00%	100.00%	100.00%	53,244	11,174	—	—	—
Libertador 498	12/20/95	—	4,959	N/A	100.00%	100.00%	100.00%	58,642	22,292	—	—	—
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Others (13)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,861	294	3	—	—

Subtotal Others		—	55,270					476,694	33,831	3	—	—

TOTAL (14)		802,421	22,706,304	3,733				1,242,897	36,339	2,255	1,216	615,870

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of September 30, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Torres de Abasto through APSA, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park, Torre Renoir II barter, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo, Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134, C.Gardel 3128, Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(13)	Includes the following property: Puerto Madero Dock XIII. It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owned by CYRSA S.A.
(17)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at September 30, 2009 is 78% and with parcel “H” is 10%.

Hotels

Income from the Hotel segment dropped by 30.8%, down from Ps. 42.2 million for the first three months of fiscal year 2009 to Ps. 29.2 million for the same period of fiscal year 2010.

This was mainly due to the decrease in average occupancy, which stood at 49.4% compared to 73.1% for the same period of the previous fiscal year, partially offset by the performance of the average rate, which in the first three-month period of fiscal 2010 reached an average Ps. 644 per room rate, compared to Ps. 638 in the previous period. This drop in the occupancy average can be attributed to Hotel Llao-Llao and Hotel Intercontinental, whose average occupancy level for the three-month period ended September 2009 was 32.7% and 49.0%, respectively.

The following is information on our controlled company IRSA’s hotels for the three-month period ended September 30, 2009.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of September 30 of fiscal year Ps./000			Book value as of 09/30/09 (Ps.000)
						2009	2008	2007
Intercontinental (3)	11/01/97	76.34%	309	49.0%	579	11,333	13,832	11,853	56,341
Sheraton Libertador (4)	03/01/98	80.00%	200	67.9%	420	7,014	9,462	7,738	42,597
Llao Llao (5)	06/01/97	50.00%	201	32.7%	1230	10,885	18,947	15,697	84,480
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	49.4%	644	29,233	42,241	35,278	205,318

Notes:

1)	Accumulated average in the three-month period.
2)	Accumulated average in the three-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

Investments in Other Companies by our Controlled Company IRSA

Acquisition of ownership interest in hersha hospitality trust. On August 4, 2009, IRSA, through Real Estate Investment Group (“REIG”), controlled and managed by IRSA, acquired 5,700,000 ordinary shares which represent, approximately, a 10.4% stake in Hersha Hospitality Trust’s capital stock (“Hersha”).

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriott International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

Acquisition of shares in Banco Hipotecario S.A. In September 2009, IRSA increased its direct and indirect interest in Banco Hipotecario S.A. to 24% of its issued capital stock, through the acquisition of 4,012,778 ADRs of Banco Hipotecario S.A. for US$ 10.0 million (1 ADR= 10 shares) through a subsidiary.

International Expansion

BrasilAgro

As of September 30, 2009, BrasilAgro had 8 properties, with an aggregate surface area of 159,297 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offer high appreciation potential.

Property	Province	Date of acquisition	Total area (in hectares)	Main activity (Project)	Cost of acquisition (R$ MM)
Sao Pedro	Chapado do Céu (GO)	Sep-06	2,443	Sugar cane	R$	9.9
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	42.2
Jatobá (1)	Jaborandi (BA)	Mar-07	31,602	Grains and cotton	R$	35.4
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis (2)	5,266	Sugar cane	R$	34.0
Araucária (3)	Mineiros (GO)	Apr-07	15,543	Sugar cane	R$	90.0
Chaparral	Correntina (BA)	Nov-07	37,129	Livestock/Grains	R$	45.9
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	21.9
Preferencia	Barreiras (BA)	Sep-08	17,800	Livestock/Grains	R$	10.7

Total			166,343		R$	290.0

Total owned by BrasilAgro (1) (3)			159,297		R$	263.8

(1)	The Jatobá farm is owned by Jaborandi S.A., in which BrasilAgro holds a 90% interest.
(2)	Subject to the sellers’ agreement in respect of certain conditions precedent.
(3)	Corresponds to the entire surface area of the Araucária farm, which was acquired by BrasilAgro and Brenco. All rights and obligations acquired upon the purchase of the farms are divided between BrasilAgro and Brenco in 75% and 25%, respectively.

BrasilAgro plans to increase the planted area in the harvest year 2009/2010 by 44% and will cultivate an area of about 48,242 hectares, which will be divided among grains, sugarcane, forestry and leasing to third parties.

BrasilAgro already started the summer crop planting on about 31,588 hectares, divided among soybean, corn, rice and sorghum.

To date, BrasilAgro has invested, including committed and disbursed amounts, 263.8 million Reais in the purchase of lands, compared to an aggregate of 552.6 Reais raised in the initial public offering of shares.

BrasilAgro will remain focused on the agricultural real estate segment, looking for new business opportunities with the aim of consolidating an important portfolio of properties, and on the development of its four main business lines: sugar cane, crops and cotton, forestry and beef cattle.

As of the closing of the first quarter of fiscal year 2009, our investment in BrasilAgro’s common shares was 19.14%.

Paraguay

As regards our farmland in the Republic of Paraguay, we continued with the development of approximately 3,000 hectares in the first stage, which entails a further addition to the land devoted to agricultural production. For this fiscal year, we expect to start planting sorghum, soybean, corn and bean and to continue with the development of new hectares for intensive agricultural and beef-cattle production activities.

Bolivia

During the first quarter of fiscal 2010, we continued to carry out production activities over approximately 11,600 hectares of our farmland located in Bolivia. This farmland is fit for double-crop: it is possible to obtain better results per hectare in the same season. As of September 30, 85% of wheat had been harvested and the other winter crops (sunflower, sorghum, corn and soybean) were about to be harvested. Including double crops, the distribution of crops over the hectares sown is 73% soybean, 14% corn, 5% sorghum, 4% sunflower and 4% wheat. Harvesting prospects are within budgeted yields, based on the progress made as of the date of publication of these financial statements. Summer sowing has already started, and prospects are promising.

Investments in other companies

FyO

In the period ended September 30, 2009 Futuros y Opciones.com S.A. earned income for Ps. 11.7 million, 30% higher than the income posted in the same period of the previous fiscal year. The net result for the period was a Ps. 0.1 million loss.

Cactus Argentina S.A.

In the quarter ended September 30, 2009, Cactus Argentina S.A.’s consolidated operating income was Ps. 11.7 million, compared to the Ps. 6.0 million operating income obtained in the same period of the previous fiscal year. However, its net result for the period was a Ps. 1.0 million loss, mainly due to the negative result of Ps. 2.0 million generated by permanent investments held by Cactus in Exportaciones Agroindustriales Argentinas S.A. (cold storage plant). The loss in the cold storage plant was caused mainly by the delay in the distribution of the Hilton Quota, the decrease in export beef cattle caused by the scarcity of rainfall in some areas, the markdowns resulting from the fall in the international prices of products marketed.

Main indicators for the three-month periods

ended September 30, 2009 and 2008:

Description		3 months ended September 30, 2009	3 months ended September 30, 2008%
Sales
Wheat		3,159	7,737	(59.2)%
Corn		31,371	29,163	7.6%
Sunflower		5,609	2,476	126.5%
Soybean		11,382	34,424	(66.9)%
Other		10,130	2,552	296.9%

Total Crop sales (tons)		61,650	76,352	(19.3)%

Beef cattle sales (tons)		1,953	1,848	5.7%

Milk sales (thousands of liters)		5,121	5,323	(3.8)%

Production
Wheat		1,346	—	—
Corn		13,725	14,376	(4.5)%
Sunflower		—	—	—
Soybean		11	862	(98.7)%
Other		60	461	(87.1)%

Total Crops production (tons)		15,142	15,700	(3.6)%

Beef cattle production (tons)		413	830	(50.3)%

Milk production (thousands of liters)		5,183	5,397	(4.0)%

Operated surface area (in hectares)[1]
Crops	Own lands[2]	59,614	33,112	80.0%
	Leased lands	40,973	63,387	(35.4)%
	Farms under concession[3]	10,872	8,064	34.8%
Beef cattle	Own lands	102,696	96,501	6.4%
	Leased lands	26,925	32,416	(16.9)%
Milk	Own lands	4,637	4,106	12.9%
Sheep	Own lands	100,911	100,911	0.0%

Land reserves (in hectares)
	Own lands	223,785	217,915	2.7%
	Farms under concession[3]	115,992	148,788	(22.0)%

Surface area under irrigation (in hectares)
	Own lands	3,762	4,063	(7.4)%
	Leased lands	—	1,334	—

Storage capacity (tons)
	Own Plants	10,000	10,000	0.0%

Beef cattle stock
Breeding		59,869	62,567	(4.3)%
Fattening		25,045	17,221	45.4%
Milking cows		8,386	8.534	(1.7)%

Total beef cattle stock (head)		93,300	88,322	5.6%

Daily average milking cows (head)		3,138	3,223	(2.6)%

Note:

1- This excludes Agro-Uranga S.A. (35.72% of 8,299 hectares).

2- This includes the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, located in Santa Cruz, Bolivia, and the “Jerovia” farm located in the Department of Boquerón, Paraguay.

3- Lands under concession refer to our interest in Agropecuaria Anta S.A.

Other Relevant Highlights

Acquisition of Shares in BrasilAgro. After September 30, 2009, we acquired 2,192,500 shares in BrasilAgro in arm’s length conditions. Therefore, our equity interest in BrasilAgro now amounts to 22.89%.

Approval of Dividend Distribution. Subsequent to the closing of the first quarter of fiscal year 2010, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the distribution of cash dividends for Ps. 60.0 million.

Approval of Dividend Distribution by our Controlled Company IRSA. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA held on October 29, 2009 approved the distribution of cash dividends for Ps. 31.7 million. IRSA’s Board of Directors resolved to adopt as dividend policy, the prorate distribution among the shareholders of up to 20% of the gross income from the “Offices and Other” segment, as defined in note 4 of its Income Statement per Segment as of June 30, of each year, or up to 20% of the net income as of June 30 of each year, whichever is higher. It should be noted that IRSA paid cash dividends for the last time in 1999.

Consolidated Financial Debt

Cresud

As of September 30, 2009 we had borrowed a total of US$ 75.37 million equivalent. The following table contains a breakdown of Cresud’s indebtedness.

CRESUD’s debt	Currency of issuance	Outstanding principal amount in US $ MM equivalent		Rate		Maturity date
Short-term debt	AR$/US$	US$	25.78	Variable		Up to 261 days
Crop production financing	US$	US$	20.10	Variable		Up to 314 days
Tranche I, Series I Notes	AR$	US$	4.03	Variable	(Badlar+3.0)%	Jun-10
Tranche I, Series II Notes	US$	US$	8.97	Fixed (7.20)%		Sep-10
Bolivia farms(1)	US$	US$	16.49	—		Nov-10

Total debt		US$	75.37

Note: The exchange rate considered for the loans was US$ 1= Ps. 3.85, corresponding to the seller’s exchange rate quoted by Banco de la Nación Argentina as of September 30, 2009.

(1)	Shown in the caption Other indebtedness in the Consolidated Balance sheet.

As a consequence of the purchase of farms in the Republic of Bolivia, mortgages have been raised over them. As of September 30, 2009, the mortgage on the “Las Londras” farm amounts to US$ 6.5 million, with its maturity date having been set for January 22, 2011; the mortgage over the farms “San Cayetano” and “San Rafael” amounts to US$ 5.1 million and it is set to expire on November 11, 2010 and the mortgage over the “La Fon Fon” farm amounts to US$ 4.9 million and it is set to expire on November 11, 2010.

On September 30, 2009, Cresud made the final payment corresponding to the mortgage loan for the acquisition of the “San Pedro” farm. The payment was for US$ 1.8 million, including interest for US$ 0.098 million.

In the framework of the Global Note Program for a principal amount of up to US$ 50.0 million, the First Series Notes were issued on September 11, 2009 which totaled Ps. 50.0 million in two series:

Series I, for Ps. 15.5 million and maturing 270 running days as from the date of issuance, accrues interest at the Private Badlar variable interest rate plus a 3% spread and will be payable on a quarterly basis on December 10, 2009, March 10, 2010 and June 8, 2010. Series I Notes are due in a single installment on June 8, 2010.

Series II for a USD-denominated principal amount of US$ 8.97 million equivalent to Ps. 34.5 million, matures in a single installment on September 13, 2010 and accrues interest at a fixed 7.20% interest rate applied to the USD-denominated principal. Interest will be due on December 10, 2009, March 10, 2010, June 8, 2010 and September 13, 2010.

Bids have been received for an amount equivalent to Ps. 112.9 million for an issuance of Ps. 50.0 million, which entails a demand equivalent to 2.25 times the amount offered.

It should be noted that as of the issue date, a Note issued by the Argentine Central Bank for a comparable term accrued interest at the Private Badlar rate plus a spread of approximately 1%.

Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the Creation of a global program for the issuance of short-term debt securities (“VCP” as per the initials in Spanish) in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 30,000,000 (the “VCP Program”).

IRSA and APSA

As of September 30, 2009, IRSA’s total financial debt amounts to US$ 210.4 million, and adding APSA’s financial debt, it amounts to US$ 402.2 million. The composition of IRSA and APSA’s debt in CRESUD’s consolidated financial statements was as follows:

IRSA’s debt (without APSA)	Issue Currency	Outstanding Principal In equivalent US$ MM(5)			Rate	Maturity
Short-term debt	AR$	US$	25.2		Float	Until Sept-09
Acquisition of shares in Palermo Invest S.A.	US$	US$	3.0		9.00%	Oct-09
Mortgage payable over Llao Llao	US$	US$	0.2		7.00%	Dec-09
Guaranteed loans for Hoteles Argentinos	US$	US$	5.1		libor + 700 bps	Mar-10
Acquisition of the Edificio República building	US$	US$	26.8		12.00%	Apr-13
IRSA’s Notes (Negotiable obligations)	US$	US$	150.0	(1)	8.50%	Feb-17

Total Debt		US$	210.41

APSA’s Debt	Issue Currency	Outstanding Principal In equivalent US$ MM			Rate	Maturity
Short-term debt	AR$	US$	19.3		Float	Less than 180 days
Tarshop Bank Loans	AR$	US$	7.9		Float	Until May 2010
Acquisition of Beruti Plot	US$	US$	4.4		0.00%	Feb-10
Series I Notes	US$	US$	120.0	(2)	7.88%	May-17
Series II Notes	AR$	US$	34.3	(3)	11.00%	Jun-12
Total Debt		US$	191.78

APSA’s Convertible Notes (4)	US$	US$	15.5		10.00%	Jul-14

(1)	Includes USD 33,152,000 in principal amount held by Cresud, which have been eliminated from the Financial Statements as a result of its consolidation into Cresud.
(2)	Includes USD 5,000,000 in principal amount held by Cresud, USD 39,643,000 in principal amount held by IRSA and USD 5,000,000 in principal amount held by APSA, which have been eliminated from the Financial Statements as a result of its consolidation into Cresud.
(3)	As of September 30, 2009 Alto Palermo S.A. repurchased a principal amount equivalent to 4,818,000 of Series II Notes and IRSA keeps a principal amount of 15,100,000 of Series II Notes in its portfolio.
(4)	It does not include 31,738,262 of APSA’s Convertible Notes held by IRSA.
(5)	Exchange rate used: USD 1 = ARS 3.85

Prospects for the coming quarter

Prospects for fiscal year 2010 are favorable to agribusiness production. We believe that weather conditions should improve, as well as the relationship between our input costs and our products’ prices, due to the recent depreciation of the peso vis-à-vis other currencies and fine tuning of input costs and farm leases in reply to the current conditions.

As regards the development of marginal areas, we will continue to develop further hectares to be devoted to agricultural and beef-cattle production in our Los Pozos farm. Besides, we are planning to add more land to agricultural and beef-cattle activities in our farmlands in Paraguay.

In connection with our regional expansion strategy, we continue to analyze investment alternatives in Latin America, where the soil, weather and infrastructure conditions are optimum for agricultural development. We consider that there is an appealing opportunity to acquire and develop agricultural farmlands in the region, replicating our business model.

Prospects in the agribusiness are very interesting: we believe that companies like Cresud, with a track record that goes back many years and in-depth knowledge of the industry will have outstanding possibilities of taking advantage of the best opportunities arising in the market.

As concerns our investment in IRSA, business performance has remained solid in the midst of a more adverse juncture compared to the previous year, thanks to the quality of IRSA’s assets, which has translated into high occupancy levels and cash flow generation capacity.

Shopping centers maintain very high occupancy levels and adhesion by tenants. The rhythm of shopping center sales recovered toward the closing of the quarter after the deceleration experienced in July as a consequence of the H1N1 influenza outbreak. Tenants adhere to new proposals, as shown by Dot Baires’ full occupancy levels. Efforts will continue so as to improve the commercial proposals in this portfolio, seeking to maintain high occupancy levels and traffic in shopping centers and sustain sales growth rates, and working with the goal of enhancing the portfolio of our controlled company IRSA. In this sense, progress will continue to be made in the proceedings for obtaining authorization for the construction of a Shopping Center in Caballito, and it is expected to conclude the acquisition of Shopping Soleil during this fiscal year.

As concerns the Consumer Finance business, the first quarter of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. Actions will continue with the aim of improving the operating and financial performance of this segment.

As concerns the lease Office segment, despite the year-on-year drop in occupancy levels lease revenues have remained firm, both in pesos and dollars. Some stagnation is noted in the market in terms of occupancy rates and pricing levels caused by the market conditions and the addition of footage, mainly in the northern area of Buenos Aires and Greater Buenos Aires. In reply, our controlled company IRSA has a unique premium portfolio in the Buenos Aires downtown that arouses interest in the market among top-quality lessees. Actions will continue toward maintaining high occupancy levels and optimizing portfolio mix.

Regarding the Sales and Development segment, progress will be made in the works schedule of the Horizons project through our subsidiary Cyrsa, where income has already started to be recognized. As concerns other ventures, sales in the Caballito Nuevo complex will continue, in which work progress stands at 87%, as well as efforts aimed at launching the project that involves the construction of tower buildings in the property adjacent to Shopping Abasto.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2009 and 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2009 and 2008 and the complementary notes 1 to 22 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at September 30, 2009 and 2008, and the related consolidated statements of income and of cash flows for the three-month periods ended September 30, 2009 and 2008 and notes 1 to 20, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report dated September 8, 2009, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2009.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At September 30, 2009, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to $1,324,463 none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2009.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Norberto Fabián Montero

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 19, 2009